   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 22, 1996

                                                      REGISTRATION NO. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                         SEVEN-UP/RC BOTTLING COMPANY
                         OF SOUTHERN CALIFORNIA, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ---------------

       DELAWARE                  95-4284699                 2086
    (STATE OR OTHER           (I.R.S. EMPLOYER        (PRIMARY STANDARD
     JURISDICTION            IDENTIFICATION NO.)         INDUSTRIAL
  OF INCORPORATION OR                                CLASSIFICATION CODE
     ORGANIZATION)                                         NUMBER)

                             3220 EAST 26TH STREET
                           VERNON, CALIFORNIA 90023
                            TELEPHONE: 213-268-7779
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------

                               MR. RICK FERGUSON
                            CHIEF FINANCIAL OFFICER
           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.
                             3220 EAST 26TH STREET
                           VERNON, CALIFORNIA 90023
                            TELEPHONE: 213-268-7779
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPY TO:

                              LANCE C. BALK, ESQ.
                               KIRKLAND & ELLIS
                             153 EAST 53RD STREET
                           NEW YORK, NEW YORK 10022
                            TELEPHONE: 212-446-4800

                               ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

                        CALCULATION OF REGISTRATION FEE
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
                                                 PROPOSED        PROPOSED
                                                 MAXIMUM          MAXIMUM
  TITLE OF EACH CLASS OF       AMOUNT TO BE   OFFERING PRICE     AGGREGATE        AMOUNT OF
SECURITIES TO BE REGISTERED     REGISTERED     PER SHARE(1)  OFFERING PRICE(1) REGISTRATION FEE
-----------------------------------------------------------------------------------------------
 Common Stock, par value
  $0.01 per share.......     1,904,805 Shares    $10.875      $20,714,754.38      $6,227.20

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(1) Estimated solely for the purpose of calculating the registration fee.
    Pursuant to Rule 457(c), using the average of the high and low prices reported in the over-the-counter market on November 19, 1996.

                               ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED NOVEMBER 22, 1996

PROSPECTUS
     , 1996

                                1,904,805 SHARES

                          SEVEN-UP/RC BOTTLING COMPANY
                          OF SOUTHERN CALIFORNIA, INC.

                                  COMMON STOCK

                                  -----------

  This Prospectus relates to the offer and sale of up to 1,904,805 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of Seven-Up/RC Bottling Company of Southern California, Inc. (the "Company"). The Shares are being offered by certain stockholders of the Company (the "Selling Stockholders"). The distribution of the Shares by the Selling Stockholders may be effected from time to time in one or more transactions for their own accounts (which may include block transactions) in the over-the-counter market, on the Nasdaq Stock Market ("Nasdaq"), or on any exchange on which the Common Stock may then be listed, in negotiated transactions, through the writing of options on shares (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders and any participating brokers and dealers may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended (the "Securities Act"). See "Principal and Selling Stockholders" and "Plan of Distribution."

  The Common Stock of the Company is traded on the over-the-counter market under the symbol "SURC." The last sale price as reported in the over-the-counter market for the Common Stock on November 19, 1996 was $10.50 per share.

  None of the proceeds from the sale of the Shares by the Selling Stockholders will be received by the Company. The Company has agreed to bear all expenses in connection with the registration of the Shares being offered by the Selling Stockholders. See "Plan of Distribution."

                                  -----------

  SEE "RISK FACTORS," BEGINNING ON PAGE 6, FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE  SECURITIES HAVE  NOT  BEEN  APPROVED OR  DISAPPROVED  BY THE  SECURITIES
 AND  EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES   COMMISSION  NOR  HAS
 THE  SECURITIES AND EXCHANGE  COMMISSION OR  ANY STATE SECURITIES  COMMISSION
  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. All information provided herein as of a date or dates prior to July 1, 1996 reflects the inclusion of Seven-Up/RC Bottling Company of Puerto Rico, Inc. ("Puerto Rico").

  The Company is among the largest beverage distributors in the United States and is the largest bottler of Seven-Up in the United States. The Company manufactures and distributes a broad range of beverage products in Southern California, Central California, and in portions of Nevada and New Mexico. The Company has the exclusive right within its territories to manufacture and/or distribute Seven-Up (lemon-lime), Royal Crown (cola), A&W (root beer and cream soda), Sunkist (orange and lemonade), Hawaiian Punch (fruit punch), Schweppes (ginger-ale and mixers), Evian (imported still water), Perrier (imported mineral water), Welch's (grape, strawberry and pineapple), and Yoo-Hoo (chocolate drink). The Company's net sales in 1995 were $396,725,000.

  The Company competes as an independent bottler on the basis of its large portfolio of franchised brands, its significant combined market share, its ability to market, distribute and merchandise its products effectively and favorable demographics within its territories. The Company's portfolio of franchised brands consists of highly recognizable trademarks that are in almost all cases the first ranking brand in their respective beverage flavor categories. The Company's combined market share of its franchised brands and other products enables the Company to realize purchasing, manufacturing, marketing, and delivery efficiencies. In addition, the Company's territories have many attributes that contribute to revenue growth in the beverage industry, including a favorable climate and a high density of retail outlets in populous areas.

  The Company's products are made available to its customers through a network of distribution facilities positioned within major population areas. The Company distributes almost all of its products directly to retail outlets through its core direct-store-door ("DSD") distribution system. Through its DSD distribution channel, the Company provides efficient, high-quality services to more than 35,000 retail outlets. These retail outlets include supermarkets, warehouse clubs, convenience stores, and other retail establishments that serve a combined population of over 30 million consumers.

  The Company's business strategy is to manufacture and distribute a franchised portfolio of leading trademarked beverages in each beverage flavor category and to create additional sources of revenue through contract manufacturing. In accordance with this strategy, the Company's Liquitrend division ("Liquitrend") engages in contract manufacturing, which utilizes the Company's excess production capacity by manufacturing carbonated soft drink products for a variety of small, independent franchisors and retailers selling private label products. As part of the Company's restructuring effort, the Liquitrend division was significantly downsized and the Company's Avalon Food and Beverage division ("Avalon"), which provided a wide array of beverage products primarily to large retail grocers who picked up the products from the Company's warehouse facilities and distributed these products through their internal distribution systems, was discontinued.

                                  THE OFFERING

Common Stock offered by the Selling
 Stockholders.......................  1,904,805 shares
Common Stock to be outstanding after
 the Offering(1)....................  5,000,000 shares
Use of Proceeds.....................  The Company is not selling shares in the
                                      Offering and is not receiving any proceeds
                                      from the Offering. See "Use of Proceeds."

--------
(1) Excludes 263,158 shares issuable upon the exercise of a warrant held by WB Bottling Corporation. See "Principal and Selling Stockholders."

                                  RISK FACTORS

  Prospective purchasers of the Common Stock offered hereby should carefully consider the "Risk Factors" immediately following this Prospectus Summary.

                              RECENT DEVELOPMENTS

  Reorganization. On August 15, 1996, the Joint Plan of Reorganization of the Company and its then parent Beverage Group Acquisition Corporation (the "Plan of Reorganization") was consummated and the Company emerged from bankruptcy. The Company believes that because the Plan of Reorganization was consensual, the bankruptcy will not adversely affect the Company's relationships with its trade creditors, franchisors, employees and customers. However, if such relationships are adversely affected, the Company's operations could be materially affected.

  Puerto Rico Disposition. On June 30, 1996, the Company consummated a sale of all the stock of Puerto Rico for approximately $74 million to an investor group led by Center Street Capital Partners, L.P. and certain members of the current Puerto Rico management (the "Puerto Rico Disposition"). The net proceeds from the sale of Puerto Rico that were distributed pursuant to the Plan of Reorganization to the holders of the Senior Secured Notes was approximately $55 million. See "Business--Sale of the Stock of Seven-Up/RC Bottling Company of Puerto Rico."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

          (DOLLARS IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AMOUNTS)

  The following table summarizes selected consolidated historical operating and financial data of the Company for the five fiscal years ended December 31, 1995 which were derived, except as otherwise noted, from the consolidated financial statements of the Company audited by Arthur Andersen LLP. The table also summarizes selected unaudited consolidated historical operating and financial data for the nine month period ended September 30, 1995, the seven month and fifteen day period ended August 15, 1996 and the forty-six day period ended September 30, 1996, derived from unaudited interim condensed consolidated financial statements of the Company, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The following table also includes certain pro forma unaudited financial data that reflect adjustments necessary to give effect to the transactions in connection with the consummation of the Plan of Reorganization on August 15, 1996. The pro forma unaudited financial data do not purport to represent the Company's results of operations or financial condition had the Company's reorganization been effective for the periods indicated and do not purport to project the Company's results of operations and financial condition for any future period. This table should be read in conjunction with, and is qualified in its entirety by reference to, "Selected Consolidated Financial Data", "Management's Discussion and Analysis of Results of Operations and Financial Condition", the Company's historical Consolidated Financial Statements and notes thereto, and the "Pro Forma Unaudited Financial Information" appearing elsewhere in this Prospectus.

                                                                                             REORGANIZED
                                              PREDECESSOR COMPANY(A)                         COMPANY(A)
                            ---------------------------------------------------------------- -----------
                                                                                   UNAUDITED
                                                                                     SEVEN    UNAUDITED  UNAUDITED
                                                                         UNAUDITED  MONTHS     FORTY-    PRO FORMA
                                                                           NINE     AND 15       SIX       NINE
                                                                          MONTHS     DAYS       DAYS      MONTHS
                                                                           ENDED     ENDED      ENDED      ENDED
                                    YEAR ENDED DECEMBER 31,              SEPT. 30, AUG. 15,   SEPT. 30,  SEPT. 30,
                            -------------------------------------------  --------- --------- ----------- ---------
                             1991     1992     1993     1994     1995      1995      1996       1996      1996(B)
                            -------  -------  -------  -------  -------  --------- --------- ----------- ---------
STATEMENT OF OPERATIONS
 DATA:
 Net sales................  364,436  374,460  371,062  413,840  396,725   306,473   202,844    33,518     198,427
 Cost of goods sold.......  289,795  295,481  299,735  342,336  334,942   260,698   164,320    27,418     161,806
 Administrative, marketing
  and general expenses....   48,980   49,876   47,342   48,437   47,935    36,111    28,011     5,362      29,681
 Depreciation and
  amortization............   17,460   18,428   17,983   17,251   18,180    13,398    10,399     1,461       5,289
 Restructure charges (c)..        0        0        0        0    5,015     2,646       547         0         547
                            -------  -------  -------  -------  -------   -------   -------    ------     -------
 Operating income (loss)..    8,201   10,675    6,002    5,816   (9,347)   (6,380)     (433)     (723)      1,104
 Interest expense.........   24,575   21,222   19,938   21,626   23,057    17,349    12,871       267       2,464
 Other income, net (d)....    2,682    1,236      418       95      210       171    33,712         4       2,001
                            -------  -------  -------  -------  -------   -------   -------    ------     -------
 (Loss) Income before
  income taxes,
  reorganization expenses
  and extraordinary items.  (13,692)  (9,311) (13,518) (15,715) (32,194)  (23,558)   20,408      (986)        641
 Reorganization expenses
  (e).......................      0        0        0        0        0         0    35,369         0           0
 Provision for income
  taxes...................        0        0        0      185        0         0       345        28          28
                            -------  -------  -------  -------  -------   -------   -------    ------     -------
 (Loss) income before
  extraordinary items.....  (13,692)  (9,311) (13,518) (15,900) (32,194)  (23,558)  (15,306)   (1,014)        613
 Extraordinary Items (f)..        0  (11,233)    (826)       0        0         0    77,239         0        (510)
                            -------  -------  -------  -------  -------   -------   -------    ------     -------
 Net (loss) income........  (13,692) (20,544) (14,344) (15,900) (32,194)  (23,558)   61,933    (1,014)        103
                            -------  -------  -------  -------  -------   -------   -------    ------     -------
 Net (loss) income per
  common share............      N/A      N/A      N/A      N/A      N/A       N/A       N/A     (0.20)       0.02
                            =======  =======  =======  =======  =======   =======   =======    ======     =======
 Weighted average of
  shares outstanding......      N/A      N/A      N/A      N/A      N/A       N/A       N/A     5,000       5,000
SELECTED FINANCIAL RATIOS
 AND OTHER FINANCIAL DATA:
 Capital expenditures.....    5,051    4,742    5,466    5,138    5,208     3,020     4,402       746       4,451
 EBITDA (g)...............   25,661   29,103   23,985   23,067   13,848     9,664    10,513       738       6,940
 Cash flows provided by
  (used in) operating
  activities..............    7,861   16,260      372    1,670    5,767    (3,294)   18,374    (3,294)        N/A

                                                                 REORGANIZED
                                                                  COMPANY(a)
                                                              ------------------
                                                                    AS OF
                                                              SEPTEMBER 30, 1996
                                                                 (UNAUDITED)
                                                              ------------------
BALANCE SHEET DATA:
 Cash........................................................        3,291
 Property, plant and equipment, net..........................       33,551
 Total assets................................................       96,463
 Total current liabilities (h)...............................       49,231
 Total debt (i)..............................................       18,246
 Stockholders' equity........................................       28,986

                  NOTES TO SUMMARY CONSOLIDATED FINANCIAL DATA

(a) On May 13, 1996, the Company and its immediate holding company parent, Beverage Group Acquisition Corporation, filed voluntary petitions for reorganization relief under Chapter 11 of the bankruptcy code in the U.S. Bankruptcy Court for the District of Delaware. On August 15, 1996, the Plan of Reorganization was consummated and the Company emerged as a reorganized company from Chapter 11. Due to the reorganization and implementation of fresh start reporting, the Condensed Consolidated Financial Statements for the new reorganized company (period starting August 15, 1996) are not comparable to those of the predecessor company. The predecessor company included the Company and Puerto Rico through the date of disposition, June 30, 1996. The reorganized company includes the operations of the Company subsequent to the consummation date.

(b) Pro forma operating data, other financial data and balance sheet data give effect to (i) the transactions in connection with the consummation of the Plan of Reorganization on August 15, 1996, and (ii) the Puerto Rico Disposition on June 30, 1996, as if they had occurred on January 1, 1996.

(c) Restructuring charges for the year ended December 31, 1995 represent $906,000 for severance pay, $1,660,000 for lease terminations and $2,449,000 related to the negotiation of the potential restructuring of the senior secured notes. The restructuring charges for the seven months and fifteen days ended August 15, 1996 relate to the termination of a capital lease.

(d) Other income, net consists of income associated with a joint venture in Puerto Rico and non-recurring contractual income. The seven months and fifteen days ended August 15, 1996, reflect the gain resulting from the Puerto Rico Disposition of approximately $32 million.

(e) Reorganization expenses represent costs and fees for professionals in conjunction with the Plan of Reorganization and $29.7 million for the adjustment of assets to fair market value.

(f) The 1992 extraordinary item represents the write-off of debt issuance costs and a prepayment premium as a result of the issuance of the senior secured notes on August 12, 1992. The 1993 extraordinary item consists of a prepayment premium and the write-off of deferred financing charges to the replacement of revolving credit facilities in February 1994. The seven months and fifteen days ended August 15, 1996 extraordinary items represent the write-off of debt issuance costs related to the predecessor company revolving credit facility and the gain resulting from the discharge of indebtedness of the senior secured notes.

(g) EBITDA represents earnings before interest income and expense, financial restructuring costs, reorganization items, other income, income taxes, depreciation and amortization. EBITDA should not be considered as an alternative to net income (as determined in accordance with GAAP). EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness.

(h)  Total current liabilities exclude current portion of long-term debt.

(i)  Total debt includes current portion of long-term debt.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors before making an investment in the Common Stock offered hereby.

EFFECT OF BANKRUPTCY ON RELATIONSHIPS WITH CREDITORS, CUSTOMERS AND SUPPLIERS

  On August 15, 1996, the Plan of Reorganization was consummated and the Company emerged from bankruptcy. The Company believes that because the Plan of Reorganization was consensual, the bankruptcy will not adversely affect the Company's relationships with its trade creditors, franchisors, employees and customers. However, if such relationships are adversely affected, the Company's operations could be materially affected.

COMPETITION

  The soft drink industry is highly competitive. In order to maintain its market share, the Company must generally remain price competitive. See "Business--Marketing." Market conditions over the past several years have limited the Company's ability to increase the prices of many of its products. The Company's profitability has been, and may continue to be, adversely affected by its commitment to maintaining market share. The Company's principal competitors are Coca-Cola Enterprises Inc. ("CCE") and the company-owned bottling operations of the Pepsi-Cola Company ("COBO"), both of which are affiliated with their respective syrup franchisors. Price competition between CCE and COBO has resulted in a market-wide erosion of per case margins. Both CCE and COBO have greater financial resources than the Company and may be influenced by their respective syrup franchisors to reduce prices in order to increase the volume of syrup sales. See "Business--Competition." Furthermore, the Company relies to a substantial degree upon advertising and promotional funds provided by its franchisors (the "Franchisors"). These support funds are negotiated on an annual basis and may be reduced or terminated. The Company may not have adequate financial resources, alone or with support funds provided by the Franchisors, to meet future competitive challenges.

RELATIONSHIP WITH FRANCHISORS

  The Company's agreements with the Franchisors cover all of the Company's present bottling territories and most of its products. Under such agreements, the Franchisors are entitled to set the price for their concentrate unilaterally. The agreements generally contain certain covenants and provide that the Company may not transfer control of its bottling rights without the consent of the Franchisor. Upon the occurrence of an event of default under any such agreement and in certain other limited circumstances, the Franchisor may terminate the Company's bottling rights with respect to the product of such Franchisor. Termination of the Company's bottling rights with respect to its principal products would constitute an event of default under the Company's credit facilities and, might have a material adverse effect on the financial position of the Company.

LOCAL ECONOMIES; WEATHER

  The Company's sales are dependent on the condition of the local economies in the Company's territories. In addition, the Company's sales are also substantially dependent on weather conditions existing in its territories.

GOVERNMENTAL REGULATIONS AND ENVIRONMENTAL FACTORS

  The Company's business could be significantly affected if certain legislative proposals are adopted, including soft drink taxes and mandatory container deposit laws. In that connection, a proposal for a national container deposit law was recently re-introduced and defeated in Congress. In addition, costs of compliance with existing and future environmental laws and regulations cannot be predicted with any degree of certainty and may significantly affect the Company's operations. See "Business--Governmental Regulations."

DEPENDENCE ON KEY PERSONNEL

  The success of the Company depends to a large extent on its executive management team, including the Company's President, Chief Executive Officer and Chairman of the Board, Bart S. Brodkin. Although the Company has entered into employment agreements with certain of the Company's executive officers, it is possible that members of executive management may leave the Company, and such departures could have a negative impact on the business of the Company. The Company does not maintain key-man life insurance on any of its executive officers. See "Management."

LIMITED TRADING MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

  The Company's Common Stock is thinly traded and as such could be subject to price fluctuations to a greater degree than heavily traded securities for which there is a well established trading market.

POSSIBLE ADVERSE EFFECT ON MARKET PRICE DUE TO SHARES ELIGIBLE FOR FUTURE SALE

  All of the outstanding shares of the Company's Common Stock, including the shares offered hereby, were issued under the Plan of Reorganization pursuant to Section 1145 of the Bankruptcy Code of 1986 which provides an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") and are freely tradeable without restriction or further registration under the Securities Act unless held by an "affiliate" of the Company, as that term is defined under Rule 144 of the Securities Act, which shares will be subject to the resale limitations of Rule 144.

  No prediction can be made as to the effect, if any, that market sales of Common Stock or the availability of shares of Common Stock for sale will have on the market price of the Common Stock from time to time. The sale of a substantial number of shares held by the existing stockholders, whether pursuant to a subsequent public offering or otherwise, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could materially impair the Company's future ability to raise capital through an offering of equity securities.

ANTITAKEOVER PROVISIONS

  The Company's Amended and Restated Certificate of Incorporation and Bylaws contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions include advance notice procedures for stockholders to submit proposals for consideration at stockholders' meetings. See "Description of Capital Stock."

FORWARD-LOOKING STATEMENTS

  This Prospectus contains certain forward-looking statements concerning the Company's operations, economic performance and financial condition. Such statements are subject to various risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

GENERAL

  The Company is among the largest beverage distributors in the United States and is the largest bottler of Seven-Up in the United States. The Company manufactures and distributes a broad range of beverage products in Southern California, Central California, and in portions of Nevada and New Mexico. The Company has the exclusive right within its territories to manufacture and/or distribute Seven-Up (lemon-lime), Royal Crown (cola), A&W (root beer and cream soda), Sunkist (orange and lemonade), Hawaiian Punch (fruit punch), Schweppes (ginger-ale and mixers), Evian (imported still water), Perrier (imported mineral water), Welch's (grape, strawberry and pineapple), and Yoo-Hoo (chocolate drink). The Company's net sales in 1995 were $396,725,000.

  The Company competes as an independent bottler on the basis of its large portfolio of franchised brands, its significant combined market share, its ability to market, distribute and merchandise its products effectively and favorable demographics within its territories. The Company's portfolio of franchised brands consists of highly recognizable trademarks that are in almost all cases the first ranking brand in their respective beverage flavor categories. The Company's combined market share of its franchised brands and other products enables the Company to realize purchasing, manufacturing, marketing, and delivery efficiencies. In addition, the Company's territories have many attributes that contribute to revenue growth in the beverage industry, including a favorable climate and a high density of retail outlets in populous areas.

  The Company's products are made available to its customers through a network of distribution facilities positioned within major population areas. The Company distributes almost all of its products directly to retail outlets through its core DSD distribution system. Through its DSD distribution channel, the Company provides efficient, high-quality services to more than 35,000 retail outlets. These retail outlets include supermarkets, warehouse clubs, convenience stores, and other retail establishments that serve a combined population of over 30 million consumers.

  The Company's business strategy is to manufacture and distribute a franchised portfolio of leading trademarked beverages in each beverage flavor category and to create additional sources of revenue through contract manufacturing. In accordance with this strategy, the Company's Liquitrend division ("Liquitrend") engages in contract manufacturing, which utilizes the Company's excess production capacity by manufacturing carbonated soft drink products for a variety of small, independent franchisors and retailers selling private label products. As part of the Company's restructuring effort, the Liquitrend division was significantly downsized and the Company's Avalon Food and Beverage division ("Avalon"), which provided a wide array of beverage products primarily to large retail grocers who picked up the products from the Company's warehouse facilities and distributed these products through their internal distribution systems, was discontinued.

  The Company's executive offices are located at 3220 East 26th Street, Vernon, California 90023. The telephone number at the Vernon location is (213) 268-7779.

RECENT DEVELOPMENTS

  Reorganization. On August 15, 1996, the Joint Plan of Reorganization of the Company and its then parent Beverage Group Acquisition Corporation was consummated and the Company emerged from bankruptcy. The Company believes that because the Plan of Reorganization was consensual, the bankruptcy will not adversely affect the Company's relationships with its trade creditors, franchisors, employees and customers. However, if such relationships are adversely affected, the Company's operations could be materially affected.

  Puerto Rico Disposition. On June 30, 1996, the Company consummated a sale of all the stock of Puerto Rico for approximately $74 million to an investor group led by Center Street Capital Partners, L.P. and certain members of the current Puerto Rico management. The net proceeds from the sale of Puerto Rico that were distributed pursuant to the Plan of Reorganization to the holders of the Senior Secured Notes was approximately $55 million. See "Business--Sale of the Stock of Seven-Up/RC Bottling Company of Puerto Rico."

                                USE OF PROCEEDS

  The Company is not selling shares in the Offering and is not receiving any proceeds from the Offering.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Common Stock is traded on the over-the-counter market under the symbol "SURC." The following table sets forth on a per share basis, for the periods indicated, the high and low sales price of the Common Stock as reported on the over-the-counter market. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. See "Risk Factors--Limited Trading Market and Possible Volatility of Stock Price."

                                                                    PRICE RANGE
                                                                    ------------
                                                                     HIGH   LOW
                                                                    ------ -----
FISCAL 1996:
Third Quarter (since August 15, 1996).............................. 10 1/2 8
Fourth Quarter (as of November 20, 1996)........................... 11 7/8 9 5/8

  Prior to the consummation of the Plan of Reorganization, the Company's Common Stock was not publicly traded. A recent closing price as reported on the over-the-counter market is set forth on the cover page of this Prospectus.

  Since the reorganization, the Company has not declared or paid any cash or other dividends on its Common Stock and does not expect to pay dividends for the foreseeable future.

                      SELECTED CONSOLIDATED FINANCIAL DATA
          (DOLLARS IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AMOUNTS)

  The following table sets forth the selected consolidated historical operating and financial data of the Company for the five fiscal years ended December 31, 1995, and as of December 31, 1995, which were derived, except as otherwise noted, from the consolidated financial statements of the Company audited by Arthur Andersen, LLP. The table also sets forth selected unaudited consolidated historical operating and financial data for the nine month period ended September 30, 1995, the seven month and fifteen day period ended August 15, 1996, the forty-six day period ended September 30, 1996 and as of September 30, 1996, derived from unaudited interim condensed consolidated financial statements of the Company, which in the opinion of management, include all adjustments consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The following table also includes certain pro forma unaudited financial data that reflect adjustments necessary to give effect to the transactions in connection with the consummation of the Plan of Reorganization on August 15, 1996. The pro forma financial data do not purport to represent the Company's results of operations or financial condition had the Company's reorganization been effective for the periods indicated and do not purport to project the Company's results of operations and financial condition for any future period. This table should be read in conjunction with, and is qualified in its entirety by reference to, "Summary Consolidated Financial Data," "Management's Discussion and Analysis of Results of Operations and Financial Condition," the Company's historical Consolidated Financial Statements and notes thereto and the "Pro Forma Unaudited Financial Information" appearing elsewhere in this Prospectus.

                                                                                                  REORGANIZED
                                                   PREDECESSOR COMPANY(a)                         COMPANY (a)
                                ----------------------------------------------------------------- -----------
                                                                                       UNAUDITED
                                                                             UNAUDITED   SEVEN     UNAUDITED   UNAUDITED
                                                                               NINE      MONTHS    FORTY-SIX   PRO FORMA
                                                                              MONTHS     AND 15      DAYS     NINE MONTHS
                                                                               ENDED   DAYS ENDED    ENDED       ENDED
                                        YEAR ENDED DECEMBER 31,              SEPT. 30,  AUG. 15,   SEPT. 30,   SEPT. 30,
                                -------------------------------------------  --------- ---------- ----------- -----------
                                 1991     1992     1993     1994     1995      1995       1996       1996       1996(b)
                                -------  -------  -------  -------  -------  --------- ---------- ----------- -----------
STATEMENT OF OPERATIONS DATA:
 Net sales...................   364,436  374,460  371,062  413,840  396,725   306,473   202,844     33,518      198,427
 Cost of goods sold..........   289,795  295,481  299,735  342,336  334,942   260,698   164,320     27,418      161,806
 Administrative, marketing
  and general expenses.......    48,980   49,876   47,342   48,437   47,935    36,111    28,011      5,362       29,681
 Depreciation and
  amortization...............    17,460   18,428   17,983   17,251   18,180    13,398    10,399      1,461        5,289
 Restructure charges (c).....         0        0        0        0    5,015     2,646       547          0          547
                                -------  -------  -------  -------  -------   -------   -------     ------      -------
 Operating income (loss).....     8,201   10,675    6,002    5,816   (9,347)   (6,380)     (433)      (723)       1,104
 Interest expense............    24,575   21,222   19,938   21,626   23,057    17,349    12,871        267        2,464
 Other income, net (d).......     2,682    1,236      418       95      210       171    33,712          4        2,001
                                -------  -------  -------  -------  -------   -------   -------     ------      -------
 (Loss) income before income
  taxes, reorganization
  expenses and extraordinary
  items......................   (13,692)  (9,311) (13,518) (15,715) (32,194)  (23,558)   20,408       (986)         641
 Reorganization expenses (e).         0        0        0        0        0         0    35,369          0            0
 Provision for income taxes..         0        0        0      185        0         0       345         28           28
                                -------  -------  -------  -------  -------   -------   -------     ------      -------
 (Loss) income before
  extraordinary items........   (13,692)  (9,311) (13,518) (15,900) (32,194)  (23,558)  (15,306)    (1,014)         613
 Extraordinary Items (f).....         0  (11,233)    (826)       0        0         0    77,239          0         (510)
                                -------  -------  -------  -------  -------   -------   -------     ------      -------
 Net (loss) income...........   (13,692) (20,544) (14,344) (15,900) (32,194)  (23,558)   61,933     (1,014)         103
                                =======  =======  =======  =======  =======   =======   =======     ======      =======
 Net (loss) income per common
  share......................       N/A      N/A      N/A      N/A      N/A       N/A       N/A      (0.20)        0.02
 Weighted average of shares
  outstanding................       N/A      N/A      N/A      N/A      N/A       N/A       N/A      5,000        5,000
SELECTED FINANCIAL RATIOS AND
 OTHER FINANCIAL DATA:
 Capital expenditures........     5,051    4,742    5,466    5,138    5,208     3,020     5,252        746        4,451
 EBITDA (g)..................    25,661   29,103   23,985   23,067   13,848     9,664    10,513        738        6,940
 Cash flows provided by (used
  in) operating activities...     7,861   16,260      372    1,670    5,767    (3,294)   18,374     (3,294)         N/A

                                                                                   REORGANIZED
                                        PREDECESSOR COMPANY(a)                     COMPANY(a)
                         -------------------------------------------------------- -------------
                                                                        AS OF         AS OF
                                   AS OF DECEMBER 31,               SEPTEMBER 30, SEPTEMBER 30,
                         -----------------------------------------  ------------- -------------
                          1991    1992    1993     1994     1995        1995          1996
                         ------- ------- -------  -------  -------  ------------- -------------
                                                                            (UNAUDITED)
BALANCE SHEET DATA:
 Cash...................   3,820   4,148   3,746    6,982    5,949       4,360        3,291
 Property, plant and
  equipment, net........  90,464  87,496  83,447   87,388   79,945      81,555       33,551
 Total assets........... 227,493 212,407 210,198  243,834  192,133     204,595       96,463
 Total current
  liabilities (h).......  33,868  42,429  49,554   81,312   63,512      61,983       49,231
 Total debt (i)......... 176,009 168,873 173,883  191,661  189,954     195,309       18,246
 Stockholders' equity...  17,616   1,105 (13,239) (29,139) (61,333)    (52,697)      28,986

                       NOTES TO SELECTED FINANCIAL DATA

(a) On May 13, 1996 the Company and its immediate holding company parent, Beverage Group Acquisition Corporation, filed voluntary petitions for reorganization relief under Chapter 11 of the bankruptcy code in the U.S. Bankruptcy Court for the District of Delaware. On August 15, 1996, the Plan of Reorganization was consummated and the Company emerged as a reorganized company from Chapter 11. Due to the reorganization and implementation of fresh start reporting, the Condensed Consolidated Financial Statements for the new reorganized company (period starting August 15, 1996) are not comparable to those of the predecessor company. The predecessor company included the Company and Puerto Rico through the date of disposition, June 30, 1996. The reorganized company includes the operations of the Company subsequent to the consummation date.

(b) Pro forma operating data and other financial data give effect to (i) the transactions in connection with the consummation of the Plan of Reorganization on August 15, 1996, and (ii) the Puerto Rico Disposition on June 30, 1996, as if they had occurred on January 1, 1996.

(c) Restructuring charges for the year ended December 31, 1995 represent $906,000 for severance pay, $1,660,000 for lease terminations and $2,449,000 related to the negotiation of the potential restructuring of the senior secured notes. The restructuring charges for the seven months and fifteen days ended August 15, 1996 relate to the termination of a capital lease.

(d) Other income (expense), net consists of income associated with a joint venture in Puerto Rico and non-recurring contractual income. The seven months and fifteen days ended August 15, 1996, reflect the gain resulting from the Puerto Rico Disposition of approximately $32 million.

(e) Reorganization expenses represent costs and fees for professionals in conjunction with the Plan of Reorganization and $29.7 million for the adjustment of asset to fair market value.

(f) The 1992 extraordinary item represents the write-off of debt issuance costs and a prepayment premium as a result of the issuance of the senior secured notes on August 12, 1992. The 1993 extraordinary item consists of a prepayment premium and the write-off of deferred financing charges related to the replacement of revolving credit facilities in February 1994. The seven months and fifteen day period ended August 15, 1996 extraordinary items represent the write-off of debt issuance costs related to the predecessor company revolving credit facility and the gain resulting from the discharge of indebtedness of the senior secured notes.

(g) EBITDA represents earnings before interest income and expense, financial restructuring costs, reorganization items, other income, income taxes, depreciation and amortization. EBITDA should not be considered as an alternative to net income (as determined in accordance with GAAP). EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness.

(h)  Total current liabilities exclude current portion of long-term debt.

(i)  Total debt includes current portion of long-term debt.

                      UNAUDITED PRO FORMA FINANCIAL DATA

  The Unaudited Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 1996 and the Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 1995 have been prepared giving effect to the sale of Puerto Rico and the consummation of the Reorganization, including the costs related thereto (collectively, the "Pro Forma Adjustments"), in accordance with AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7").

  The Company has accounted for the Reorganization using the principles of "fresh start" reporting as required by SOP 90-7. Pursuant to such principles, the reorganization value of $30.0 million was derived from various valuation methods, including discounted cash flows, selected company multiplies, selected acquisition transaction multiplies and other applicable ratios and valuation techniques believed by management and its financial advisors to be representative of the Company's business and industry. In accordance with SOP 90-7, the reorganization value was allocated to specific identifiable assets and liabilities based upon fair market value.

  The unaudited Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 1996, was prepared as if the Pro Forma Adjustments had occurred on January 1, 1996. The Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 1995, was prepared as if the Pro Forma Adjustments had occurred on January 1, 1995.

  The Unaudited Pro Forma Consolidated Financial Information does not purport to be indicative of the results which would have been obtained had such transactions in fact been completed as of the date hereof and for the periods presented or that may be obtained in the future.

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

  UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE NINE MONTHS
                            ENDED SEPTEMBER 30, 1996

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                   PRO FORMA
                                       HISTORICAL ADJUSTMENTS        PRO FORMA
                                       ---------- -----------        ---------
Net sales.............................  $236,362   $(37,935)(a)      $198,427
Cost of goods sold....................   191,738    (29,932)(a)       161,806
                                        --------   --------          --------
  Gross profit........................    44,624     (8,003)           36,621
Administrative, marketing and general
 expenses.............................    33,373     (3,692)(a)        29,681
Depreciation and amortization.........    11,860     (6,571)(a),(e)     5,289
Restructure charges...................       547        --                547
                                        --------   --------          --------
  Operating (loss) income.............    (1,156)     2,260             1,104
Interest expense......................    13,138    (10,674)(b)         2,464
Other income, net.....................    33,716    (31,715)(a)         2,001
                                        --------   --------          --------
Income before income taxes,
 reorganization expenses and
 extraordinary items..................    19,422    (18,781)              641
Reorganization expenses...............    35,369    (35,369)(c)             0
Provision for income taxes............       373       (345)(a)            28
                                        --------   --------          --------
  (Loss) Income before extraordinary
   items..............................   (16,320)    16,933               613
Extraordinary items...................    77,239    (77,749)(f)          (510)
                                        --------   --------          --------
  Net income..........................  $ 60,919   $(60,816)         $    103
                                        ========   ========          ========
Net income per common share...........                               $   0.02(d)
                                                                     ========
Weighted average common shares
 outstanding..........................                                  5,000(d)
                                                                     ========


          See Notes to Pro Forma Consolidated Statement of Operations.

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996

                         (DOLLAR AMOUNTS IN THOUSANDS)

  The following notes set forth the explanations and assumptions used in preparing the Unaudited Pro Forma Consolidated Statement of Operations.

  (a) The Company sold Puerto Rico during the nine-month period ended September 30, 1996 at a net gain to the Company of $31,715. The Pro Forma Adjustments represent the exclusion of Puerto Rico's operating activities, revenues and expenses, and the one-time gain during the period.

  (b) Net reduction of interest expense as a result of the Reorganization and the sale of Puerto Rico has been calculated as follows:

   Reversal of interest on $140,000 Senior Secured Notes............... $10,063
   Reversal of interest on Puerto Rico Revolving Credit Facility.......     611
                                                                        -------
   Pro Forma Adjustment................................................ $10,674
                                                                        =======

  (c) Represents costs incurred during fiscal 1996 related to the Reorganization which are being excluded from the pro forma results for the nine-month period ended September 30, 1996.

  (d) Pro forma loss per common share is computed based upon 5,000,000 average shares of common stock assumed to be outstanding during the nine-month period ended September 30, 1996.

  (e) In accordance with SOP 90-7, the Reorganization Value is allocated to identifiable assets and liabilities based upon fair value. The amount reflects an adjustment of $3,968 for the restatement of depreciation and amortization expense related to the write down of assets and liabilities to the fair value.

  (f) Reflects the elimination of the extraordinary gain recognized in connection with the Plan of Reorganization. The extraordinary gain resulting from the Reorganization has been calculated as follows:

   Historical carrying value of Senior Secured Notes.................. $140,000
   Historical carrying value of related accrued interest..............   24,756
   Write-off of old deferred financing costs..........................   (2,607)
   Market value of securities exchanged for old debt..................  (29,400)
   Cash used from proceeds from the sale of Puerto Rico...............  (55,000)
                                                                       --------
   Extraordinary gain................................................. $ 77,749
                                                                       ========

  The Company believes that it will not recognize any gain for tax purposes due to cancellation of indebtedness resulting from the reorganization. The gain related to cancellation of debt will result in a reduction of the Company's end-of-the-year tax attributes (net operating and capital loss carryovers) and then, to the extent the amount of such cancellation of indebtedness income exceeds the Company's tax attributes, a reduction of the Company's adjusted tax basis in its assets. It is anticipated that the cancellation of indebtedness income will result in the reduction of all of the Company's net operating losses remaining after the sale of Puerto Rico and a portion of the Company's adjusted tax basis in its assets.

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1995

               (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                   PRO FORMA
                                       HISTORICAL ADJUSTMENTS       PRO FORMA
                                       ---------- -----------       ---------
Net sales.............................  $396,725   $(82,256)(a)     $314,469
Cost of goods sold....................   334,942    (65,925)(a)      269,017
                                        --------   --------         --------
  Gross profit........................    61,783    (16,331)          45,452
Administrative, marketing and general
 expenses.............................    47,935     (6,383)(a)       41,552
Depreciation and amortization.........    18,180    (10,450)(a)(d)     7,730
Restructure charges...................     5,015        --             5,015
                                        --------   --------         --------
  Operating income (loss).............    (9,347)       502           (8,845)
Interest expense......................    23,057    (17,380)(b)        5,677
Other income, net.....................       210          0              210
                                        --------   --------         --------
  Net loss............................  $(32,194)  $(17,882)        $(14,312)
                                        ========   ========         ========
Net loss per common share.............                              $  (2.86)(c)
                                                                    ========
Weighted average common shares
 outstanding..........................                                 5,000 (c)
                                                                    ========


         See Notes to Pro Forma Consolidated Statement of Operations.

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1995
                         (DOLLAR AMOUNTS IN THOUSANDS)

  The following notes set forth the explanations and assumptions used in preparing the Unaudited Pro Forma Consolidated Statement of Operations.

  (a) The Company sold Puerto Rico during the nine-month period ended September 30, 1996 at a net gain to the Company of $31,715. The Pro Forma Adjustments represent the exclusion of Puerto Rico's operating activities, for fiscal year 1995.

  (b) Net reduction of interest expense as a result of the Reorganization and the sale of Puerto Rico has been calculated as follows:

   Reversal of interest on $140,000 Senior Secured Notes............... $16,100
   Reversal of interest on Puerto Rico Revolving Credit Facility.......   1,280
                                                                        -------
   Pro Forma Adjustment................................................ $17,380
                                                                        =======

  (c) Pro Forma loss per common share is computed based upon 5,000,000 average shares of common stock assumed to be outstanding during the year ended December 31, 1995.

  (d) In accordance with SOP 90-7, the Reorganization Value is allocated to identifiable assets and liabilities based upon fair value. The amount reflects an adjustment of $5,494 for the restatement of depreciation and amortization expense related to the write down of assets and liabilities to fair value.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  On May 13, 1996, the Company and its immediate holding company parent, Beverage Group Acquisition Corporation ("BGAC") filed a petition for reorganization relief under Chapter 11 of the Bankruptcy Code. On August 2, 1996, the Bankruptcy Court confirmed the Plan and on August 15, 1996, the Plan was consummated.

  Due to the Reorganization and implementation of fresh start reporting, the Condensed Consolidated Financial Statements for the new reorganized company (period starting August 16, 1996) are not comparable to those of the predecessor company. The predecessor company included the operations of the Company and Puerto Rico, through the date of disposition, June 30, 1996. The reorganized company includes the operations of the Company subsequent to the consummation date.

  The Company's primary measurement of unit volume is DSD cases. Case sales are defined as physical cases of beverages sold, including both ready-to-serve premix and postmix fountain products that are sold in bulk (tanks or boxes). Avalon (warehouse distribution) and Liquitrend (contract manufacturing) are not combined in the Company's physical case sales, but are included in net sales, cost of goods sold, and operating income. Liquitrend's net sales fluctuate from year to year and generate gross margins that are less than gross margins for DSD sales.

RESTRUCTURING AND REORGANIZATION CHARGES

  As a result of the debt restructuring negotiations and the Company's effort to reduce its cost and overhead structure, the Company incurred a restructuring charge of $5,015,000 in 1995. The restructuring charge represented $906,000 related to employee severance, $1,660,000 related to lease terminations and $2,449,000 related to the negotiation of the potential restructuring of the Senior Secured Notes. The Company incurred a restructuring charge of $547,000 during the seven month and fifteen day period ended August 15, 1996. In addition, the Company incurred reorganization expenses of $35,369,000 consisting of $29,735,000 related to the adjustment of assets to fair market value and $5,634,000 related to financial restructuring costs during the seven month and fifteen day period ended August 15, 1996.

BANKRUPTCY PETITIONS

  As a result of severe liquidity problems, on July 31, 1995, the Company suspended payment of interest on its $140,000,000 11.5% Senior Secured Notes due 1999 (the "Senior Secured Notes"). The Company entered into negotiations with financial and legal advisors of an unofficial committee of the holders of the Senior Secured Notes (the "Committee") and announced on November 9, 1995 that it reached an agreement in principle with the Committee.

  At the end of the second quarter of 1995 through the first quarter of 1996, the Company was also in violation of certain of its revolving credit facility covenants, including tangible net-worth, interest coverage and fixed charge coverage. At the request of the Company, the revolving credit lender executed forbearance agreements extending through May 15, 1996.

  On May 13, 1996, the Company and BGAC filed voluntary petitions for reorganization relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court for the District of Delaware. Following commencement of the Chapter 11 cases, all actions and proceedings against the Company and BGAC and all acts to obtain any property of the bankruptcy estate were automatically stayed under section 362 of the Bankruptcy Code. Subsequent to the filing of the bankruptcy petitions and until the effective date of the Plan of Reorganization, the Company and BGAC continued to operate the business as debtors-in-possession.

  Under the terms of the Plan of Reorganization, consistent with the agreement in principle reached with the Committee, the holders of the Senior Secured Notes exchanged their Notes for approximately 98% of the equity of the Company and received the net proceeds from the sale of Puerto Rico.

  On May 13, 1996, the Bankruptcy Court entered an order (the "Trade Order") authorizing the Company to, among other things, make payments to its trade suppliers on account of pre-bankruptcy claims provided that such suppliers continue to provide goods to the Company on the same credit terms as were in effect on the day before the Company announced the suspension of interest payments on the Senior Secured Notes.

  The Company and BGAC filed their Plan of Reorganization (and accompanying Disclosure Statement) with the Bankruptcy Court on May 20, 1996. The Bankruptcy Court approved the Disclosure Statement on June 19, 1996.

  On June 30, 1996, the Company consummated a sale of all the stock of Puerto Rico for approximately $74 million to an investor group led by Center Street Capital Partners, L.P. and certain members of the current Puerto Rico management. The net proceeds from the sale of Puerto Rico that were distributed pursuant to the Plan of Reorganization to the holders of the Senior Secured Notes was approximately $55 million. In 1995, Puerto Rico's operating profit was approximately $4,992,000 and its depreciation and amortization charges were approximately $4,956,000. During the first six months of 1996, Puerto Rico's operating profit was approximately $2,279,000 and its depreciation and amortization charges were approximately $2,603,000.

  On August 2, 1996, the Bankruptcy Court confirmed the Plan of Reorganization. On August 15, 1996 the Plan of Reorganization was consummated and the Company emerged from bankruptcy.

  The bankruptcy, although the Plan of Reorganization was consensual, could adversely affect the Company's relationships with its trade creditors, franchisors, employees and customers, although, in light of the recovery by the Company's creditors under the Plan of Reorganization, the bankruptcy is not expected to have an adverse effect on such relationships. If such relationships are adversely affected, the Company's operations could be materially affected.

RESULTS OF OPERATIONS (UNAUDITED)

 Comparison of the Company's Nine Months Ended September 30, 1996, with the Nine Months Ended September 30, 1995.

  The table below sets forth sales for the nine months ended September 30, 1996 and 1995. For purposes of analysis below the operations of the predecessor company and the reorganized company have been combined. As a result of the Reorganization and recent restructuring resulting in the elimination and downsizing of several product lines, the operations of Puerto Rico, Avalon and Snapple DSD distribution have been eliminated to arrive at comparable sales.

                                                          NINE MONTHS ENDED
                                                     ---------------------------
                                                     SEPTEMBER 30, SEPTEMBER 30,
                                                         1996          1995
                                                     ------------- -------------
Consolidated net sales..............................   $236,362      $306,473
Less:
  Puerto Rico.......................................     37,931        59,354
  Avalon............................................      1,564        20,781
  Snapple DSD.......................................        --         13,200
  Snapple Liquitrend................................        --          6,946
                                                       --------      --------
    Comparable Sales................................   $196,867      $206,192
                                                       ========      ========

  Net sales decreased to $236,362,000 for the nine months ending September 30, 1996, from $306,473,000 for the comparable 1995 period, or 22.9%. This decrease is the result of (i) the Puerto Rico Disposition ($21,423,000 of the net sales decrease); (ii) reduced sales of the Company's Liquitrend division ($6,946,000 of the net sales decrease); (iii) the elimination of the Company's warehouse distribution product division, Avalon, ($19,217,000 of the net sales decrease); and (iv) the elimination of a Snapple distribution agreement, Snapple DSD ($13,200,000 of the net sales decrease).

  Net sales for the Company's DSD product line decreased to $172,390,000 from $177,390,000 or 2.7% for the nine months ending September 30, 1996 and 1995, respectively. This decrease is the direct result of the termination of a temporary Snapple product distribution agreement for portions of Southern California ($13,200,000 in net sales). Excluding the impact on 1995 net sales for this distribution agreement termination, comparable net sales for Southern California would have increased 5.5%.

  Liquitrend contract packing net sales decreased to $24,268,000 for the nine month period ending September 30, 1996, from $47,424,000 for the nine month period ending September 30, 1995, or 48.8%. This net sales decrease is the direct result of the Company's previously announced strategic decision to downsize this division resulting in the elimination of Snapple Liquitrend in 1995 ($6,946,000 in sales).

  Costs of goods sold decreased to $191,738,000 for the nine months ending September 30, 1996, from $260,698,000 for the comparable 1995 period, or 26.5%. This decrease is primarily the result of the sale of Puerto Rico at the end of the second quarter of 1996 (24.9% of the decrease) and reduced fixed costs in the Company, such as warehouse expense and labor costs that were eliminated as a result of the third quarter 1995 restructuring.

  Administrative, marketing and general expenses decreased to $33,373,000 for the nine months ending September 30, 1996, from $36,111,000 for the comparable 1995 period or 7.6%. This decrease is primarily the result of the sale of Puerto Rico (61.4% of the decrease) and the result of workforce reductions during the third quarter of 1995 in the Company.

  Interest expense decreased to $13,138,000 for the nine months ending September 30, 1996, from $17,349,000 for the comparable 1995 period, or 24.3%. This decrease was the result of the discontinuance of accrued interest related to the retirement of the senior secured notes, the elimination of interest expense during the third quarter for Puerto Rico, and lower average balance of the Company's working capital facility.

  For the reasons set forth above, net loss before income taxes and extraordinary items (net of restructuring and reorganization charges and the gain from the Puerto Rico Disposition) decreased to $12,293,000 for the nine months ending September 30, 1996 from $23,558,000 for the comparable 1995 period.

  On a comparable pro-forma basis, EBITDA increased to $6,940 from $2,683, or 159%, for the nine months ending September 30, 1996. This increase was the combined result of higher DSD case sales, improved volume mix of packages that contribute a greater percentage of margin contribution, lower raw material costs and a decrease in variable and fixed expenses due to the Company's reorganization efforts. EBITDA represents earnings before interest income and expense, financial restructuring costs, reorganization items, other income, income taxes, depreciation and amortization, EBITDA should not be considered as an alternative to net income (as determined in accordance with GAAP). EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness.

 Comparison of the Company's 1995 Results of Operations with the Company's 1994 Results of Operations

  Total net sales decreased to $396,725,000 in 1995 from $413,840,000 in 1994, or 4.1%. This decrease was due to a net sales decrease of $29,163,000 at the Company that was partially offset by a $12,048,000 net sales increase at Puerto Rico. The Company's performance in 1995 was negatively impacted by a reduction in DSD case volume, reduced hot-fill contract packing sales and reduced sales of private label products. Puerto Rico's net sales increase was primarily the result of increased New Age beverage sales.

  Net sales of the Company's DSD product line decreased to $235,466,000 in 1995 from $252,96 1,000 in 1994, or 6.9%, due to a case sales decrease of 13.0%, which was greater than the market-wide reduction of measured carbonated soft drink ("CSD") sales. This decrease was primarily the result of (i) the Company's decision to increase its pricing during 1995 to offset raw material price increases, (ii) reduced levels of franchisor-supported price promotions, and (iii) aggressive competitive CSD pricing and promotional activity in this market. DSD net sales at Puerto Rico increased to $80,625,000 in 1995 from $69,768,000 in 1994, or 15.6%. This net sales increase was primarily the result of an approximate $12,500,000 increase in New Age and malta beverage sales, offset by a carbonated DSD soft drink sales decrease of approximately $1,643,000.

  Liquitrend's net sales increased to $56,149,000 in 1995 from $54,075,000 in 1994, or 3.8%. Restated to reflect approximately $13,683,000 of contractual raw material purchase increases, which had no impact on operating results because cost of goods sold was increased by a like amount, net sales decreased to $42,466,000, or 21.5%. As part of the Company's restructuring effort, Liquitrend's operations will be downsized, which will lower sales in the future.

  Avalon's net sales decreased to $24,485,000 in 1995 from $37,036,000 in 1994, or 33.9%. This decrease was due to the Company's decision to discontinue Avalon's DSD operation during the second quarter of 1995 and significantly lower sales of the Company's value-priced Royal Island and Nehi products.

  Management believes that the factors that caused the Company's net sales to decrease in 1995 are likely to continue in the foreseeable future.

  Cost of goods sold decreased to $334,942,000 in 1995 from $342,336,000 in 1994, or 2.2%. This decrease was primarily the result of variable transportation and production expenses associated with the net sales reduction in the Company's operations, and the fourth quarter impact of the Company's permanent work force reduction implemented in the third quarter of 1995. Offsetting this decrease were significant direct material increases at the Company and Puerto Rico, Puerto Rico's net sales increase and Liquitrend's $13,683,000 contractual raw material cost increase offset by its corresponding sales increase.

  Administrative, marketing and general expenses decreased to $47,935,000 in 1995 from $48,437,000 in 1994, or 1.0%. This decrease was primarily the result of the fourth quarter impact of the Company's permanent 205 employee work force reduction. Partially offsetting this decrease were increased legal and litigation expenses, higher worker's compensation expense and increased expenses related to customer required implementation of delivery and invoicing information systems in the Company. Puerto Rico's administrative, marketing and general expenses increased, primarily the result of variable marketing expenses related to its New Age and malta product sales increase.

  Interest expense increased to $23,057,000 in 1995 from $21,626,000 in 1994, or 6.6%, the result of higher interest rates on the Company's revolving credit facilities and an increase in the average borrowings outstanding.

  For the reasons set forth above, the Company's consolidated net loss before restructuring charges of $5,015,000, increased to $27,179,000 in 1995 from $15,900,000 in 1994, or 70.9%.

 Comparison of the Company's 1994 Results of Operations with the Company's 1993 Results of Operations

  Net sales increased to $413,840,000 in 1994 from $371,062,000 in 1993, or
11.5%. The increase was due to an improving economy in Southern California, increases in brand Seven-Up DSD sales and Puerto Rico Snapple DSD sales and significant sales increases in the Company's Liquitrend and Avalon divisions. DSD net sales increased to $322,729,000 in 1994 from $309,664,000 in 1993, or
4.2%, a function of increased franchisor support to maintain core brand market share in spite of aggressive competitive pricing in Southern California and significant Snapple product sales increases in the Company's Puerto Rico and New Mexico franchise territories. Liquitrend's net sales increased to $54,075,000 in 1994 from $32,503,000 in 1993, or 66.4%. The sales increase was due to a significant increase in orders for Snapple, Lipton and Mistic pasteurized teas and flavored beverage products manufactured on the Company's recently installed hot-fill manufacturing equipment located in Vernon and Buena Park, California, increased private label carbonated soft drink production for the Cott Corporation and increased carbonated soft drink export sales to the Far East. The Avalon division increased its net sales to $37,036,000 in 1994 from $28,895,000 in 1993, or 28.2%. These increases were the result of increased sales of the Company's Royal Island trademark to independent regional chain outlets and the introduction of Stroh's alcoholic and non-alcoholic products to large retail chain customers.

  Costs of goods sold increased to $342,336,000 in 1994 from $299,735,000 in 1993, or 14.2%. This increase is attributable to higher manufacturing labor and factory expense associated with Liquitrend's significant sales increase, higher transportation and manufacturing costs resulting from DSD and Avalon increased sales volume and higher material and distribution costs related to increased two liter bottle and Snapple product sales to retail customers. These increases were partially offset by annual cost containment programs put in place by the Company that reduced selected material costs through negotiations with suppliers, reduced manufacturing and distribution compensation and increased productive labor and overhead efficiencies resulting from newly installed manufacturing capital equipment.

  Administrative, marketing and general expenses increased to $48,437,000 in 1994 from $47,342,000 in 1993, or 2.3%. Administrative and marketing variable expenses increased at a rate significantly less than the 11.5% sales increase and as a percent of sales, decreased to 11.7% of sales in 1994 from 12.8% of sales in 1993. Administrative and general compensation expense decreased as a result of reduced management compensation programs and annual cost containment programs designed to reduce discretionary spending, partially offset by higher bad debt expense and employee benefit cost increases.

  Interest expense increased to $21,626,000 in 1994 from $19,938,000 in 1993, or 8.5%. This increase is the result of increased short term interest rates, increased borrowings under the Company's working capital facility and interest related to the term loan and capital leases which the Company entered into during 1994.

  Other income, net, decreased to $95,000 of income in 1994 from $418,000 of income in 1993, due primarily to scheduled reductions in nonrecurring contractual support.

  For the reasons set forth above, the Company's consolidated net loss before extraordinary items increased to $15,900,000 in 1994 from $13,518,000 in 1993.

LIQUIDITY AND CAPITAL RESOURCES

  To facilitate comparison of cash flow activity for the first nine months of 1996 to the comparable 1995 period, Predecessor Company and Reorganized Company have been combined.

  Operating activities provided $4,993,000 in cash for the first nine months of 1996 as compared to the first nine months of 1995 when operating activities used $3,294,000 of cash. This change was primarily the result of the suspension of interest payments related to the Senior Secured Notes.

  During the first nine months of 1996, $66,611,000 was provided by investing activities as compared to a use of $2,974,000 for the comparable 1995 period. This change was primarily the result of the proceeds of approximately $74 million related to the sale of Puerto Rico in the second quarter of 1996 and an increase in capital additions from $3,020,000 in the first nine months in 1995 to $5,148,000 in the first nine months of 1996 related to costs incurred in 1996 for the installation of a major management information system and a required water reclamation project at the Vernon, California production facility in Southern California.

  Upon consummation of the Plan of Reorganization, on August 15, 1996, the Company entered into a credit facility in the amount of $35 million, with GE Capital. This facility will provide the Company a revolving financing facility for general corporate purposes, including working capital and capital expenditures. Borrowings under this facility will be secured by substantially all of the Company's assets.

  The Company believes that cash available under its revolving financing facility, and cash provided by future operations should enable it to continue to pay its creditors in the ordinary course of business.

                                   BUSINESS

GENERAL

  The Company is among the largest beverage distributors in the United States and is the largest bottler of Seven-Up in the United States. The Company manufactures and distributes a broad range of beverage products in Southern California, Central California, and in portions of Nevada and New Mexico. The Company has the exclusive right within its territories to manufacture and/or distribute Seven-Up (lemon-lime), Royal Crown (cola), A&W (root beer and cream soda), Sunkist (orange and lemonade), Hawaiian Punch (fruit punch), Schweppes (ginger-ale and mixers), Evian (imported drinking water), Perrier (imported mineral water), Welch's (grape, strawberry and pineapple) and Yoo-Hoo (chocolate drink). The Company's net sales in 1995 were $396,725,000.

  The Company competes as an independent bottler on the basis of its large portfolio of franchised brands, its significant combined market share, its ability to market, distribute and merchandise its products effectively and favorable demographics within its territories. The Company's portfolio of franchised brands consists of highly recognizable trademarks that are in almost all cases the first ranking brand in their respective beverage flavor categories. The Company's combined market share of its franchised brands and other products enables the Company to realize purchasing, manufacturing, marketing, and delivery efficiencies. In addition, the Company's territories have many attributes that contribute to revenue growth in the beverage industry, including a favorable climate and a high density of retail outlets in populous areas.

  The Company's products are made available to its customers through a network of distribution facilities positioned within major population areas. The Company distributes almost all of its products directly to retail outlets through its core direct-store-door ("DSD") distribution system. Through its DSD distribution channel, the Company provides efficient, high-quality services to more than 35,000 retail outlets. These retail outlets include supermarkets, warehouse clubs, convenience stores, and other retail establishments that serve a combined population of over 30 million consumers.

  The Company's business strategy is to manufacture and distribute a franchised portfolio of leading trademarked beverages in each beverage flavor category and to create additional sources of revenue through contract manufacturing. In accordance with this strategy, the Company's Liquitrend division ("Liquitrend") engages in contract manufacturing, which utilizes the Company's excess production capacity by manufacturing carbonated soft drink products for a variety of small, independent franchisors and retailers selling private label products. As part of the Company's restructuring effort, the Liquitrend division was significantly downsized and the Company's Avalon Food and Beverage division ("Avalon"), which provided a wide array of beverage products primarily to large retail grocers who picked up the products from the Company's warehouse facilities and distributed these products through their internal distribution systems, was discontinued.

RESTRUCTURING

  In the third and fourth quarter of 1995, the Company began the implementation of a restructuring of its operations, including a reduction of its work force, rationalization of its operations, an consolidation of certain of its distribution facilities.

REORGANIZATION

  On August 15, 1996, the Joint Plan of Reorganization of the Company and its then parent Beverage Group Acquisition Corporation (the "Plan of Reorganization") was consummated and the Company emerged from bankruptcy. Although the Company believes that because the Plan of Reorganization was consensual, the bankruptcy will not adversely affect the Company's relationships with its trade creditors, franchisors, employees and customers. However, if such relationships are adversely affected, the Company's operations could be materially affected.

BEVERAGE INDUSTRY

  Soft drinks are the most widely consumed beverage in the United States. Retail sales for the American soft drink industry in 1995 were estimated to be approximately $52 billion, of which approximately 58% were cola sales. Historically, the soft drink industry has been an industry of continual change and evolution. It is characterized by relative absence of technological risk, lack of foreign competition and significant barriers to entry, primarily due to geographic exclusivity agreements with franchisors. Its competitive climate requires bottlers and franchisors to adapt quickly to mark challenges, including changes in consumer tastes and package preferences and continuing developments in manufacturing and distribution methods.

  The Company believes that social concerns, including the quality of tap water and the reduced level of alcohol consumption, have contributed to a shift in beverage consumption preferences. The growth of cold, sweet beverages, the largest component of which is soft drinks, appears to have been at the expense of tap water. The acceptance and success of the bottled water category also appears to have been at the expense of tap water. Per capita consumption of certain "traditional" beverages, including hot drinks such as tea and coffee, and alcoholic beverages such as beer, wine, and distilled spirits, has declined since 1980.

  Although consumers are expected to maintain their preference for caffeinated, naturally sweetened soft drinks, it is likely that future market growth will be influenced by the continuing increase in health consciousness. Sales of products that have taken advantage of these trends, such as diet soft drinks and pasteurized teas and juices, have experienced significant sales growth.

TERRITORIES AND PRODUCTS

  The warm climate in the Company's territories contributes favorably to consumption of cold beverages. In addition, the high density of retail outlets in populous areas in the Company's territories results in lower distribution costs.

  Unlike its principal competitors, the Company does not rely on the products of any single franchisor for a substantial majority of its sales. This diversification results in each brand receiving significant attention from the Company thereby providing the franchisor with the marketing and merchandising benefits of a large bottler. The Company is committed to the profitability of its core DSD business and prefers not to seek to gain market share at the expense of profitability. The following table shows the percentage of DSD case sales for 1995 for each of the brands distributed by the Company in its territories:

   BRAND                                                                     %
   -----                                                                   -----
   Seven-Up...............................................................  46.4
   Royal Crown............................................................   9.8
   A&W Brands.............................................................   7.9
   Sunkist................................................................   6.9
   Evian..................................................................   5.5
   Hawaiian Punch.........................................................   4.8
   Snapple (see Note A)...................................................   4.3
   Schweppes..............................................................   3.3
   Welch's................................................................   2.9
   Perrier................................................................   1.8
   Other (including fountain).............................................   6.4
                                                                           -----
                                                                           100.0
                                                                           =====

--------
Note A--Sales of Snapple products in 1995 included those related to a temporary distribution agreement for Orange Country and inland territory that was terminated during the fourth quarter of 1995.

  Liquitrend manufactures a variety of products pursuant to short-term and long-term contracts. Liquitrend also exports products to Mexico and the Far East. As part of the Company's restructuring effort, Avalon's warehouse distribution was discontinued and Liquitrend's hot-fill manufacturing capabilities were significantly downsized during 1996.

  The Company's portfolio of franchised brands consists of highly recognizable trademarks that are market leaders in their respective beverage flavor categories. The Company believes that it is able to achieve a competitive number of promotional displays and a competitive amount of shelf space in retail outlets because of the breadth and strength of its brand portfolio.

  The Company's portfolio has a significant combined market share of the beverages sold in its territories. However, Pepsi-Cola and Coca-Cola together account for over 60% of the soft drinks sold in the Company's territories. The Company believes that it is able to compete in these markets because its combined market share gives the Company marketing and merchandising advantages that it would not have with a smaller or less diversified portfolio.

BOTTLING RIGHTS

  The Company has agreements with franchisors pursuant to which the Company has the exclusive right to manufacture and/or distribute certain beverage products in specified territories. The Company generally has non-exclusive rights to produce, distribute and market certain soft drink syrups in premix (ready-to-use) and postmix (concentrated) form for fountain sales.

  Concentrates are the primary ingredient of beverage products. Concentrate formulas are highly proprietary and are owned solely by the respective franchisors. The franchisors manufacture and sell to the Company concentrates from which the beverage products are produced. The franchisors are entitled to set the price for their concentrate unilaterally. Under the franchise agreements, in connection with the marketing and distribution of the beverage products, the Company has the right to use the trade names and trademarks and associated patents, copyrights, designs and labels, all of which are owned by the respective franchisors.

  The Company considers its franchise agreements with Cadbury Beverages, Royal Crown Cola Co., and Great Brands of Europe, Inc. (Evian Water) to be material to the Company's operations. These and the Company's other franchise agreements generally contain certain affirmative obligations of the Company that include, but are not limited to, maintenance of sufficient production and distribution facilities to satisfy fully the demand for the various beverage products in its territories, maintenance of quality control standards that are prescribed by the franchisor, maintenance of sound financial capacity, use of best efforts to promote sales, submission of annual marketing, management, and advertising plans for approval (which approval may not be unreasonably withheld) and the submission of reports as to the implementation of these plans. The agreements generally prohibit the Company from engaging in specific activities, including, but not limited to, distributing or selling the beverage products outside the specified territories, producing or handling competing products or other products or packages that would imitate, infringe upon or cause confusion with the beverage products, trade dress, containers or trademarks of the franchisor and assigning, transferring or pledging an agreement, or any interest therein, whether voluntarily, involuntarily or by operation of law, without prior consent. No franchisor has ever terminated any of the Company's franchise agreements as a result of the Company breaching any provisions thereof and the Company considers its relationship with each of the franchisors to be satisfactory. However, on July 28, 1995, the Company received a notice of termination of the distribution agreement dated September 12, 1990 (the "Distribution Agreement") with Great Brands of Europe, Inc. ("GBE"). The Distribution Agreement grants the Company the exclusive right to distribute Evian Water in Southern California. In its notice of termination, GBE stated its belief that termination was justified, based on the Company's decision to suspend interest payments on its Senior Secured Notes. Additionally, the termination notice stated that the Company would be allowed to distribute Evian Water on an at will basis. GBE's notice of termination was not effective until the expiration of the contractually specified cure period. Before the cure period (as extended by agreement between the parties) expired, the Company and GBE reached a settlement pursuant to which the termination notice was withdrawn and the Distribution Agreement was amended. The Distribution Agreement, as amended on January 12, 1996, grants certain termination rights to GBE in the event that certain execution performance standards are not met.

  The franchise agreements are either perpetual or for several years with automatic renewals. A franchisor may terminate the Company's rights to produce, market and distribute products upon an event of default by the Company and in certain other limited circumstances. Events of default by the Company include, but are not limited to, failure to fulfill the affirmative obligations or violations of the prohibited activities as described above. The Company generally may terminate an agreement at any time without cause by giving proper notice to the franchisor. Termination of the Company's bottling rights with respect to its principal products would constitute an event of default under the Company's revolving credit facilities and might have a material adverse effect on the financial position of the Company.

MANUFACTURING

  The Company has manufacturing plants in Vernon and Buena Park, California, and Albuquerque, New Mexico.

  The Company's largest manufacturing plant is located in Vernon, California, which is a combination manufacturing and distribution facility built in 1977. The Vernon plant operates two bottle lines and two can lines that can produce 42 million cases annually. The Company's Buena Park plant is diversified with four separate lines that produce cans, bottles and fountain products, and the capability for manufacturing pasteurized products. The Buena Park facility has a 27 million annual case capacity. The Albuquerque plant is a combined manufacturing and distribution facility that is capable of producing 3 million cases annually with one can and one bottle line.

  The manufacturing process consists of receiving, batching, filling and packaging product. Containers are received in bulk and are moved from the supplier's trailers to "de-palletizing" equipment, which automatically places the containers on conveyors that feed them to the filling equipment. Treated water, concentrate, sugar and additives are combined in large stainless steel tanks and mixed, or "batched," into syrup with a motorized impeller. The syrup is then mixed with additional purified water and carbonated. Finished product is then sent to the filling equipment. At the same time, containers arrive by conveyor and are rinsed. At the Vernon and Buena Park facilities, the containers are "air-rinsed" using ionized air and vacuums to remove dust particles. The filling equipment fills the cleaned containers with finished product at extremely high speeds. At the Vernon and Buena Park facilities, the containers are filled with finished product at ambient water temperature. This warm-fill process eliminates costs associated with refrigeration of the product (to reduce foaming in the filling process) and its subsequent warming (to reduce packaging damage caused by condensation). The filled cans and bottles are then automatically scanned or manually inspected to test filling level and cap and top placement. Cans are either placed in corrugated trays and fastened with plastic rings or placed in multi-pack cartons. Bottles are usually placed in plastic containers for stability. Each case is then automatically transported to a "palletizer" where it is stacked on a wood pallet to be stored before distribution.

  The Company purchases concentrate for its franchised brands directly from franchisors in accordance with franchise agreements. Price increases for concentrate are not limited by such agreements, but are imposed unilaterally by franchisors and have been historically 3 to 5% annually. The majority of the Company's other raw materials are purchased through a national cooperative of "non-Coke/Pepsi" bottlers that meet minimum case volume requirements. The cooperative leverages the combined purchasing volume of its members in the negotiation of raw material costs. Most raw materials contracts are for a period of one year or less. As a member of the cooperative, the Company believes that its costs for raw materials are comparable to those of its competitors. Key raw materials and their approximate percentage of material costs for 1995 include: concentrate (22.4%); aluminum cans (21.3%); finished products (including Evian, Perrier and Yoo-Hoo) (25.0%); plastic bottles (9.8%); liquid corn sugar (9.9%); glass bottles (3.7%); packaging (1.7%); and other (including bottle closures and additives) (6.2%). The Company believes that adequate alternative sources exist for all of its raw materials other than concentrate and finished products.

  The Company maintains a stringent quality control program. Automatic quality testing is performed on all of the Company's products prior to bottling. A microbiologist and skilled technicians are kept on staff to further test product, containers and packaging.

  The Company also maintains an inventory management program that minimizes raw material inventory carrying costs and potential spoilage. In addition, only one day's supply of certain raw materials are kept on hand, including sugar, cans and bottles.

SALES AND DISTRIBUTION

  The Company's sales are oriented towards high-volume customers such as large retail chains, which results in economies of scale in selling and distribution expenses. Product orders are generally taken in advance by a salesperson. Orders are generally delivered and merchandised within 24 hours by other Company employees.

  The Company utilizes its distribution channels to maximize market penetration. The Company's principal method of distribution is DSD delivery. DSD delivery represents over 85% of the Company's case sales. It is also the Company's preferred method of distribution because the Company has greater control over the sales, marketing and merchandising of products. Deliveries are made from distribution facilities by the Company's fleet of trucks.

  Liquitrend manufactures products for beverage or retail grocery companies that lack sufficient volume to justify the capital investment of a manufacturing plant. Liquitrend utilizes the Company's excess manufacturing capacity to participate in other geographic markets and to enhance its presence in its local markets. As part of the restructuring effort, the Company has significantly downsized the Liquitrend division's operations, but will continue to use its excess production capacity to produce carbonated soft drinks when appropriate.

  The Company makes cold drinks available to consumers through vending machines, fountain equipment and visi-coolers (bottler identified refrigerated cabinets). Vending machines are either sold, leased or loaned to retail outlets or distributors who are responsible for machine maintenance and product restocking. Fountain equipment dispenses products in restaurants, bars, amusement parks, theaters and other similar locations. The Company sells either premix, a ready-to-use product, or postmix, a concentrated product, to retailers in stainless steel or disposable containers for use in fountain equipment. However, the Company's fountain market share is not significant. Visi-coolers are generally loaned to large retail outlets and convenience stores.

  During 1995, no single customer accounted for 10% or more of the Company's sales, and the Company is not dependent on any single customer. A significant portion of the Company's sales are made to large retail chains. However, because consumer demand requires these chains to stock the Company's products and because the Company is the only distributor of its products within its territories, the Company does not anticipate the loss of any significant number of these customers.

MARKETING

  The marketing of beverage products is the primary basis of competition among soft drink bottlers. Successful bottlers most competitively price products, creatively advertise in their territories and effectively execute promotional programs. The Company's marketing efforts are directed towards brand management, key account management, promotional activities and merchandising. The Company believes that its marketing program allows it to compete effectively in its markets.

  Marketing programs for each of the Company's franchised brands are coordinated with the franchisors by the Company's brand management group. National advertising campaigns are developed by the franchisors. Brand managers develop local advertising campaigns, implement brand development strategies, direct promotional activities on a Company-wide basis and monitor marketing support in accordance with annual marketing agreements with the franchisors.

  The Company's success is closely tied to its on-going relationships with its key accounts. Key account managers are responsible for coordinating promotional activities for a select group of accounts. The activities include placing "feature" newspaper advertisements that coincide with competitive pricing programs, obtaining authorization from the customer for new products and packages, and designing customer promotional programs to meet specific customer needs.

  A significant portion of the Company's promotional efforts focus on off-invoice allowances, newspaper advertising and coupons. The goal of these activities is to competitively position the Company's brands in the marketplace and to obtain "feature" retail advertisements and end-aisle displays in high volume retail outlets. End-aisle and secondary displays are important marketing tools because they are tied to special promotions and feature advertisements that stimulate sales and encourage impulse purchases.

  The Company's merchandising activities seek to maintain high visibility and availability of the Company's products in large grocery chains. Merchandisers are responsible for building displays in conjunction with promotional programs and restocking products on the beverage aisle of grocery stores. The Company assists its customers in obtaining maximum space utilization of the beverage aisle by employing a state-of-the-art computer program. This program determines the most efficient use of shelf space based on sales volume and consumer preferences for product and packaging. This service is provided by the Company to its key accounts as a means of enhancing its relationship with these customers.

  Marketing expenditures are incurred by the Company, by the Company's franchisors and by cooperative arrangements between the two. Retail promotional programs are the Company's most significant marketing expenditures and are paid for by the Company and supported through cooperative arrangements with the Company's franchisors. National media advertising is funded by the Company's franchisors, while local media advertising is funded by the Company or through cooperative arrangements.

COMPETITION

  The soft drink industry is highly competitive. Historically, bottlers were independently-owned entities that purchased syrup from franchisors and competed against other bottlers in their territory for market share. Over the past decade, the bottling industry has witnessed significant horizontal and vertical consolidation. Competition among bottlers is dependent on price, volume, advertising, promotional incentives and franchisor subsidies.

  The Company's principal competitors are Coca-Cola Enterprises, Inc. ("CCE") and the Pepsi-Cola Company ("COBO"), each of which is affiliated with its respective syrup company. Price competition between CCE and COBO has resulted in a market-wide erosion of earnings.

  The Company competes in its markets by efficiently balancing the various components that affect market share and profitability. The Company believes that long-term profitability is closely tied to its market share and requires efficient execution of marketing programs and investments in manufacturing and distribution technology to assure a low overhead cost structure.

EMPLOYEES

  In the third quarter of 1995, as part of its restructuring, the Company implemented a permanent reduction in its work force of 205 employees, divided almost equally between salaried and hourly employees.

  As of December 31, 1995, the Company employed 1,352 employees. A majority of these employees (59%) are hourly workers covered by collective bargaining agreements. The United Industrial Workers covers most of the Company's employees under contracts that expire in 1997. Various local chapters of the International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers of America represent employees at Las

Vegas, Santa Maria and San Diego under contracts expiring in 1998, 1999, and 2001, respectively. The Company has not had any strikes or work stoppages in the past 20 years and considers its relationship with its employees to be satisfactory.

GOVERNMENT REGULATION

  The production, distribution and sale of many of the Company's products are subject to the Federal Food, Drug and Cosmetic Act, the Occupational Safety and Health Act, various Federal environmental statutes and various other Federal, state and local statutes regulating the production, sale, safety, advertising, labeling and franchising of beverages.

  California imposes a recycling fee on all containers of carbonated beverages. The fee is $0.025 per container holding 24 ounces or less and $.05 per container holding 25 ounces or more, which may automatically be increased if target recycling rates are not reached. Containers of carbonated beverages must clearly display specific information, which informs consumers that the fee will be used exclusively for recycling efforts. The Company is required to pay the fee, but it is included on the invoice for products and assessed on the consumer at the retail level. The Company believes that future fee increases will be minimal because of the success of California's recycling program. However, a significant increase in the fee could materially decrease consumption of carbonated beverages in California.

  Substantially all of the Company's facilities are subject to Federal, state and local laws regulating the environment. Compliance with these laws has not had any material effect upon the capital expenditures, net income or competitive position of the Company. Costs of compliance with existing and future environmental laws cannot be predicted with any degree of certainty and may significantly affect the Company's operations.

  The Company does not presently sell products in any state that requires deposits on bottle or can containers. The Company's operating costs could be significantly affected if a national container deposit law were to be implemented.

SALE OF THE STOCK OF SEVEN-UP/RC BOTTLING COMPANY OF PUERTO RICO.

  Following the agreement-in-principle on the terms of a restructuring of the Senior Secured Notes, the Company retained Whitman Heffernan Rhein & Co., Inc. and Houlihan Lokey Howard & Zukin (collectively, the "Brokers") to handle the sale of Puerto Rico (the "Puerto Rico Disposition"). Before the Brokers began contacting parties with respect to the Puerto Rico Disposition, the Company received an unsolicited offer from Center Street Capital Partners, L.P. ("Center Street") in December of 1995. Thereafter, Center Street submitted an amended offer on January 5, 1996 for $75 million, which included a $10 million cash payment in exchange for the Company's entering into a non-competition and consulting agreement with Center Street and providing management and operations consulting services to Center Street for a period of five years from closing (the "Consulting Fee"). On January 17, 1996, the Company and Center Street signed a letter of intent, pursuant to which the Puerto Rico Disposition would be consummated for $74.2 million, including the Consulting Fee and the assumption of certain liabilities of Puerto Rico (the "Letter of Intent"). Certain members of management of Puerto Rico are investors with Center Street with respect to the Puerto Rico Disposition.

  Following the execution of the Letter of Intent and pursuant to their retention, the Brokers contacted approximately seventy-eight strategic or financial parties concerning the Puerto Rico Disposition. The contacted parties included beverage bottlers in addition to financial buyers with an interest in the bottling industry. In addition, at the time that the restructuring proposal was accepted, the Company had issued a press release in which it announced that the Company and the Noteholders Committee had reached agreement on the principal economic terms of the restructuring and that one of the key components of the restructuring proposal was the Puerto Rico Disposition.

  The Company, with the assistance of the Brokers, prepared a package of confidential information (the "Confidential Memorandum") in January 1996. The Brokers distributed the Confidential Memorandum to approximately thirty-five interested parties that had executed and returned confidentiality agreements. Each of the parties that received the Confidential Memorandum was asked to submit an indication of interest (with an approximate purchase price) for the Puerto Rico Disposition. The Company received eight indications of interest in mid-February that were sufficiently significant as to justify further discussions.

  After receiving the indications of interest, the Center Street proposal reflected in the Letter of Intent remained, in the opinion of the Company and the Brokers, the most attractive proposal and the most likely proposal to proceed to a closing. Therefore, while Center Street conducted its due diligence investigation, the Company and Center Street negotiated, over a fifteen-week period, the terms of the Stock Purchase Agreement. During the course of the negotiations, the Company and Center Street agreed to decrease Center Street's purchase price to approximately $74 million. On May 3, 1996, the Company and Center Street executed the Stock Purchase Agreement. On May 6, 1996, the Company issued a press release announcing that it had entered into the Stock Purchase Agreement with Center Street and stated expressly that the offer contained therein was subject to approval by the Bankruptcy Court and higher and better offers. In addition to Center Street, the Company and the Brokers permitted two additional parties to conduct due diligence. All parties that submitted an indication of interest were given notice of the proposed Puerto Rico Disposition and of the hearing scheduled by the Bankruptcy Court for June 19, 1996, to approve such sale to Center Street, and had an opportunity to submit higher and better offers.

  On May 13, 1996, the Bankruptcy Court entered an order approving, among other things, certain provisions of the Stock Purchase Agreement, including a topping fee of $1,750,000, and a minimum overbid requirement of $2 million. On May 14, 1996, Center Street deposited the sum of $2 million with an escrow agent, in accordance with the terms of the Stock Purchase Agreement.

  The Bankruptcy Court set June 17, 1996 as the last date on which potential bidders could submit alternative bids with respect to the Puerto Rico Disposition. No alternative bids were received. On June 19, 1996, the Bankruptcy Court entered an order approving the Puerto Rico Disposition to Center Street. Closing of the Puerto Rico Disposition occurred on June 28, 1996.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company and their respective ages and positions are as follows:

           NAME          AGE POSITION
           ----          --- --------
   Bart S. Brodkin......  55 Chief Executive Officer, President and Chairman of
                              the Board
   Richard Ferguson.....  40 Executive Vice President/Chief Financial Officer
   Roy S. Breneman......  55 Executive Vice President/Chief Sales and Marketing
                              Officer
   Louis Janicich.......  59 Senior Vice President of Administration/Legal
                              Services, Chief Human Resources Officer
   F.L. Joseph Chalmers.  54 Senior Vice President of Operations
   Jack R. Attwood......  67 Director
   William C. Langley...  58 Director
   Monroe L. Lowenkron..  65 Director
   Daniel D. Villanueva.  58 Director

  Barton S. Brodkin began his career in the soft drink industry in 1967 with the Pepsi-Cola Bottling Company, where he held various sales and marketing positions, ultimately becoming Group Marketing Manager. He joined Westinghouse's Beverage Group in 1973 as Vice President of the Western Division and in 1980 was promoted to Business Unit President and General Manager. He is a director of and has served as President of the Seven-Up Bottlers Association and is current Treasurer of the National Soft Drink Association and a director of the RC Bottlers Association.

  Richard Ferguson has been with the Company since 1979 and has held various positions of increasing importance in accounting and finance. He has held the position of Executive Vice President, Chief Financial Officer since October 1996 and was previously the Vice President of Financial and Business Planning since 1981.

  Roy S. Breneman began his career in the soft drink industry in 1968 as a merchandising manager with the Pepsi-Cola Company. He served as Vice President, General Manager for the Dr. Pepper bottler in Dallas and was National Sales Manager for the Country Time ready-to-drink division of General Foods Corporation. He joined Westinghouse's Beverage Group as Vice President of Marketing Services and became Senior Vice President of Sales and Marketing in 1986.

  Louis Janicich has been involved in human resources in the soft drink industry since 1967 as Director of Industrial Relations with the Pepsi-Cola Bottling Company of Los Angeles. He joined Westinghouse's Beverage Group as Director of Industrial Relations in 1970 and in 1987 assumed his current position of Senior Vice President of Human Resources.

  F.L. Joseph Chalmers joined Westinghouse in 1969 and held various positions in purchasing and operations. He joined Westinghouse's Beverage Group in 1976 and has held various positions of increasing importance in purchasing, sales and operations. He assumed his current position as Senior Vice President of Operations in June 1996.

  Jack R. Attwood, a director of the Company since 1990, joined the Coca-Cola Bottling Company of Los Angeles in 1953 and served in various positions until his retirement in 1986. From 1966 to 1970 he was Vice President of Advertising and from 1970 to 1971 he was Vice President of Marketing. In 1971, he was named Senior Vice President and General Manager of the soft drink division. In 1976, he was appointed Executive Vice President, and in 1981 was pointed President and Chief Operating Officer. In 1984, he was appointed Corporate Senior Vice President of the Beverage Group, US Food Segment of Beatrice Companies, Inc. and became Chairman of the Board of the Coca-Cola Bottling Company of Los Angeles. He is a director of Sports Chalet, Inc. and several private companies.

  William Langley became a director of the Company in August 1996. From 1991 to 1996, Mr. Langley was Executive Vice President, Chief Credit and Risk Policy Officer, Chemical Bank and Chemical Banking Corporation and Executive Vice President of Chase Manhattan Corporation from April to July 1996. Mr. Langley is a director of the Chase Preferred Capital Corporation and Morrison Knudsen Corporation.

  Monroe L. Lowenkron became a director of the Company in August 1996. From 1980 to 1993 Mr. Lowenkron was President and Chief Executive Officer of A&W Brands, Inc. and from 1995 to June 1996 President and Chief Executive Officer of A. Heileman Brewing Co. Inc. Mr. Lowenkron is a director of Hat Brands, Inc., Triarc Companies and DePux, Inc.

  Daniel D. Villanueva became a director of the Company in August 1996. Since 1990, Mr. Villanueva has been Chairman and Managing Director of Bastion Capital Corporation and from 1988 to 1990 was General Manager of a Los Angeles Univision affiliate, KMEX-TV.

  At present, all Directors are elected and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. There are no family relationships between any of the Directors or executive officers of the Company.

EXECUTIVE COMPENSATION

                          SUMMARY COMPENSATION TABLE

  The following summarizes the principal components of compensation of the Company's Chief Executive Officer and the four highest compensated executive officers. The compensation set forth below fully reflects compensation for work performed on behalf of the Company.

                            ANNUAL COMPENSATION
         NAME AND          ----------------------    ALL OTHER
    PRINCIPAL POSITION     YEAR  SALARY  BONUS(1) COMPENSATION(2)
    ------------------     ---- -------- -------- ---------------
Barton S. Brodkin......... 1995 $300,000 $54,000     $  7,933
 Director, Chief Executive
  Officer,                 1994  275,580  53,573       12,120
  and President            1993  274,698  28,523        7,572
Roy S. Breneman........... 1995 $138,960 $   --      $ 14,785
 Chief Sales and Marketing
  Officer, and             1994  133,920     --        17,740
  Executive Vice President 1993  133,490     --        17,014
Louis Janicich............ 1995 $128,295 $   --      $165,413(4)
 Senior Vice President of
  Human Resources          1994  123,660     --        22,421
  and Secretary            1993  123,265     --        21,771
Donald G. Coppersmith..... 1995 $123,360 $   --      $234,620(3)
 Senior Vice President of
  Operations(3)            1994  116,640     --        15,559
                           1993  116,265     --        15,669

--------
(1) Represents annual incentive compensation earned during the prior calendar year but paid in the subsequent year.
(2) Represents amounts paid by the Company for life insurance premiums, automobile reimbursement and employer matched 401(k) payments. Includes contributions by the Company to the Company's target benefit defined contribution plan on behalf of each of the named executives for 1993 and 1994.
(3) Mr. Coppersmith retired as of June 30, 1996.
(4) Includes funds received from termination of the 401-E program that was previously reported as bonus for these employees.

DIRECTOR COMPENSATION

  Non-employee directors are paid an annual retainer of $20,000 plus an additional fee of $1,000 for each meeting of the Board of Directors attended and are reimbursed for expenses incurred in attending meetings of the Board.

MANAGEMENT AGREEMENT

  The Company has entered into a management agreement with Mr. Barton Brodkin, dated as of September 25, 1995 and amended as of May 8, 1996. The management agreement is scheduled to terminate on September 25, 1998, subject to automatic one-year renewals unless terminated upon written notice by either party at least 90 days prior to the end of the year or earlier upon Mr. Brodkin's death, Disability, resignation, retirement or removal for Cause (as such capitalized terms are defined in the management agreement) or at the discretion of the Board of Directors.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The Company's authorized equity consists of Common Stock. All shares of Common Stock are identical and entitle the holders thereof to the same rights and privileges. The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders.

  The table below sets forth certain information regarding ownership of Common Stock as of November 13, 1996. The information set forth below with respect to the ownership of 5% Stockholders is derived solely from the Company's review of Schedules B, D and 13G on file with the Securities and Exchange Commission.

                                                                              SHARE BENEFICIALLY OWNED
                                      SHARES BENEFICIALLY OWNED                         AFTER
                                        PRIOR TO THE OFFERING                       THE OFFERING
                                      -----------------------------           --------------------------
                                                                     SHARES
NAME AND ADDRESS OF BENEFICIAL OWNER     NUMBER         PERCENT      OFFERED     NUMBER       PERCENT
------------------------------------  --------------- ------------- --------- ------------- ------------
Dean Witter Intercapital
 Inc.(a).................                   1,904,805        38.1%  1,904,805             0       *
 2 World Trade Center
 New York, New York 10048
Merrill Lynch & Co.,
 Inc.(b).................                     763,000        15.2%        --        763,000        15.2%
 World Financial Center,
  North Tower
 250 Vesey Street
 New York, New York 10281
Metropolitan Life
 Insurance Company(c)....                     605,500        12.1%        --        605,500        12.1%
 One Madison Avenue
 New York, New York 10010
Bart S. Brodkin(d).......                           0       *             --              0       *
Richard Ferguson(d)......                           0       *             --              0       *
Roy S. Breneman(d).......                           0       *             --              0       *
Louis Janicich(d)........                           0       *             --              0       *
F.L. Joseph Chalmers (d).                           0       *             --              0       *
Jack R. Attwood(d).......                           0       *             --              0       *
William Langley(d).......                           0       *             --              0       *
Monroe L. Lowenkron(d)...                           0       *             --              0       *
Daniel D. Villanueva(d)..                           0       *             --              0       *
All executive officers
 and directors as a Group
 (9 Persons).............                           0       *             --              0       *

--------
*  Less than 1%.
(a) All shares are owned by the following funds for which Dean Witter Intercapital Inc. acts as investment advisor: Dean Witter High Yield Securities (489,055 shares); Dean Witter High Income Securities (495,000 shares); High Income Advantage Trust (140,000 shares); High Income Advantage Trust II (175,000 shares); High Income Advantage Trust III (70,000 shares); Dean Witter Diversified Income Trust (332,675 shares); Dean Witter Diversified Income Trust--Select Shares (7,000 shares); and Variable Investment Series--High Yield (201,075 shares).

(b) All shares may also be deemed to be beneficially owned by Merrill Lynch Group, Inc., a wholly-owned subsidiary of Merrill Lynch & Co., Inc., Princeton Services, Inc., a wholly owned subsidiary of Merrill Lynch Group, Inc., Fund Asset Management, L.P., a limited partnership of which Princeton Services, Inc. is a general partner, and Merrill Lynch Corporate Bond Fund, Inc. (High Income Portfolio), a registered investment company advised by Fund Asset Management, L.P.
(c) All shares may also be deemed to be beneficially owned by State Street Research & Management Company, a wholly-owned subsidiary of Metropolitan Life Insurance Company and a registered investment advisor.
(d) The address of such person is c/o Seven-Up/RC Bottling Company of Southern California, Inc., 3220 East 26th Street, Vernon, California 90023.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL MATTERS

  The total amount of authorized capital stock of the Company consists of 6,000,000 shares of Common Stock, par value $0.01 per share, of which 5,000,000 shares are currently outstanding. The discussion herein describes the Company's capital stock, the Certificate of Incorporation and By-laws as anticipated to be in effect upon consummation of the Offering. The following summary of certain provisions of the Company's capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Certificate of Incorporation and the By-laws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

COMMON STOCK

  As of November 13, 1996, there were 5,000,000 shares of Common Stock outstanding. The issued and outstanding shares of Common Stock are validly issued, fully paid and nonassessable. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board may from time to time determine. See "Dividend Policy."

  Following consummation of the Offering, the shares of Common Stock will not be redeemable or convertible, and the holders thereof will have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata, along with the holders of Common Stock, the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities.

CERTAIN PROVISIONS OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND AMENDED AND RESTATED BY-LAWS

  The Amended and Restated Certificate of Incorporation and the Amended and Restated By-laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and can be taken by written consent in lieu of a meeting. The Amended and Restated Certificate of Incorporation and the Amended and Restated By-laws provide that special meetings of the stockholders can be called pursuant to a resolution adopted by a majority of the Board of Directors, the chief executive officer of the Company, and stockholders entitled to cast 25% of the votes at the meeting.

  The Amended and Restated By-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders of the Company, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the Company's Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the Amended and Restated By-laws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Amended and Restated By-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

  The Company is not subject to the "business combination" provisions of the Delaware General Corporation Law.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS.

  The Amended and Restated Certificate of Incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Amended and Restated By-laws provides that the Company shall indemnify directors and officers of the Company to the fullest extent permitted by such law.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is Fleet National
Bank.

REGISTRATION RIGHTS

  The Company is party to a Registration Rights Agreement with certain funds advised by Dean Witter Intercapital, Inc. pursuant to which such stockholders have the right to cause the Company to register shares of Common Stock (the "registrable securities") under Rule 415 of the Securities Act (the "Shelf Registration"). The Company is obligated to pay all registration expenses (other than underwriting discounts and commissions and subject to certain limitations) incurred in connection with the Shelf Registration.

                             PLAN OF DISTRIBUTION

  The distribution of the Shares by the Selling Stockholders may be effected from time to time in one or more transactions for their own accounts (which may include block transactions) in the over-the-counter market, on the Nasdaq Stock Market ("Nasdaq"), or on any exchange on which the Common Stock may then be listed, in negotiated transactions, through the writing of options on shares (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders and any participating brokers and dealers may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended (the "Securities Act").

                                 LEGAL MATTERS

  The validity of the Common Stock being offered hereby and certain other legal matters relating to the Offering will be passed upon for the Company by Kirkland & Ellis (a partnership which includes professional corporations), New York, New York.

                                    EXPERTS

  The audited consolidated financial statements and schedules included in this Prospectus and elsewhere in the Registration Statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                            ADDITIONAL INFORMATION

  The Company has filed the Registration Statement on Form S-1 with respect to the Common Stock being offered hereby with the Commission under the Securities Act. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus concerning the provisions of documents filed with the Registration Statement as exhibits are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed as an exhibit to the Registration Statement. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; at its Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661- 2511; and at its New York Regional Office, 75 Park Place, 14th Floor, New York, New York 10007. Copies of such material can be obtained from the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be accessed electronically at the Commission's world wide web site on the Internet at http://www.sec.gov. For further information pertaining to the Company and the Common Stock being offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
AUDITED FINANCIAL STATEMENTS
Report of Independent Public Accountants..................................  F-2
Consolidated Balance Sheets as of December 31, 1995 and 1994..............  F-3
Consolidated Statements of Operations for the years ended December 31,
 1995, 1994 and 1993......................................................  F-4
Consolidated Statements of Cash Flows for the years ended December 31,
 1995, 1994 and 1993......................................................  F-5
Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 1995, 1994 and 1993...................................  F-6
Notes to Consolidated Financial Statements as of December 31, 1995........  F-7
UNAUDITED FINANCIAL STATEMENTS
Condensed Consolidated Balance Sheets as of September 30, 1996 and
 December 31, 1995........................................................ F-18
Condensed Consolidated Statements of Operations for the 46 days ending
 September 30, 1996, the 46 days ending August 15, 1996, and the three months ending September 30, 1995......................................... F-19
Condensed Consolidated Statements of Operations for the 46 days ending
 September 30, 1996, the seven months and 15 days ending August 15, 1996, and the nine months ending September 30, 1995............................ F-20
Condensed Consolidated Statements of Cash Flows for the 46 days ending
 September 30, 1996, the seven months and 15 days ending August 15, 1996, and the nine months ending September 30, 1995............................ F-21
Condensed Consolidated Statements of Stockholders' Equity (Deficit) for
 the 46 days ending September 30, 1996, the seven months and 15 days ending August 15, 1996, and the nine months ending September 30, 1995.... F-22
Notes to Condensed Consolidated Financial Statements (unaudited).......... F-23

                     REPORT OF INDEPENDENT PUBLIC ACCOUNTS

To the Board of Directors and Stockholder of Seven-UP/RC Bottling Company of Southern California, Inc.:

  We have audited the accompanying consolidated balance sheets of Seven-Up/RC Bottling Company of Southern California, Inc. (a Delaware corporation) ("Southern California") and its subsidiary (collectively, "the Company") as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholder's equity (deficit) and cash flows for the years ended December 31, 1995, 1994 and 1993. These consolidated financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seven-Up/RC Bottling Company of Southern California, Inc. and its subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for the years ended December 31, 1995, 1994 and 1993, in conformity with generally accepted accounting principles.

  The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 1 to the consolidated financial statements, Southern California has suffered recurring losses from operations and has defaulted under the terms of its $140 million Senior Secured Notes. These factors, among others discussed in Note 1, raise substantial doubt about Southern California's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          Arthur Andersen LLP

Los Angeles, California
March 20, 1996

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1995 AND 1994
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                             1995       1994
                                                           ---------  --------
ASSETS
Current assets:
  Cash.................................................... $   5,949  $  6,982
Accounts receivable:
  Trade, net..............................................    42,261    57,709
  Other...................................................     9,450    13,259
  Inventories.............................................    24,947    44,418
  Prepaid expenses........................................     2,908     2,164
                                                           ---------  --------
    Total current assets..................................    85,515   124,532
                                                           ---------  --------
Investment in joint venture...............................     1,422     1,333
Property, plant and equipment, net........................    79,945    87,388
Other assets:
Intangible and other assets...............................    21,422    25,583
Debt issuance costs.......................................     3,829     4,998
                                                           ---------  --------
    Total assets.......................................... $ 192,133  $243,834
                                                           =========  ========
LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current liabilities:
  Accounts payable........................................ $  29,141  $ 53,388
  Accrued expenses........................................    34,371    27,924
  Current portion of long-term debt and capital lease
   obligations............................................   189,954     2,219
                                                           ---------  --------
    Total current liabilities.............................   253,466    83,531
                                                           ---------  --------
Long-term debt:
  Revolving credit facilities.............................       --     38,463
  Term loan...............................................       --      3,571
  Capital lease obligations...............................       --      7,408
  Senior secured notes....................................       --    140,000
                                                           ---------  --------
    Total long-term debt..................................       --    189,442
                                                           ---------  --------
Stockholder's equity (deficit):
  Capital stock $0.01 par value; 1,000 shares authorized,
   issued and outstanding.................................       --        --
  Additional paid-in capital..............................    42,557    42,557
  Retained deficit........................................  (103,890)  (71,696)
                                                           ---------  --------
    Total stockholder's equity (deficit)..................   (61,333)  (29,139)
                                                           ---------  --------
    Total liabilities and stockholder's equity (deficit).. $ 192,133  $243,834
                                                           =========  ========

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                    1995      1994      1993
                                                  --------  --------  --------
Net sales........................................ $396,725  $413,840  $371,062
Cost of goods sold...............................  334,942   342,336   299,735
                                                  --------  --------  --------
Gross profit.....................................   61,783    71,504    71,327
Administrative, marketing and general expenses...   47,935    48,437    47,342
Depreciation and amortization....................   18,180    17,251    17,983
Restructure charges..............................    5,015       --        --
                                                  --------  --------  --------
Operating (loss) income..........................   (9,347)    5,816     6,002
Interest expense.................................   23,057    21,626    19,938
Other income, net................................      210        95       418
                                                  --------  --------  --------
Loss before provision for income taxes and
 extraordinary item..............................  (32,194)  (15,715)  (13,518)
Provision for income taxes.......................      --        185       --
                                                  --------  --------  --------
Loss before extraordinary item...................  (32,194)  (15,900)  (13,518)
Extraordinary item...............................      --        --       (826)
                                                  --------  --------  --------
  Net loss....................................... $(32,194) $(15,900) $(14,344)
                                                  ========  ========  ========




 The accompanying notes are an integral part of these consolidated statements.

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                     1995      1994      1993
                                                   --------  --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Loss before extraordinary item.................  $(32,194) $(15,900) $(13,518)
  Adjustments to reconcile loss before
   extraordinary item to net cash provided by
   operating activities:
  Depreciation and amortization..................    20,048    19,209    19,016
  Equity in earnings of joint venture............      (103)      (42)     (124)
  (Gain) loss on sales of fixed assets...........        (8)      117       (45)
  Provision for doubtful accounts................       715     1,025        25
  Cash dividend from investment in joint venture.       --        225       --
  Changes in assets and liabilities:
  Accounts receivable............................    18,542   (16,616)   (5,217)
  Inventories....................................    19,471   (17,737)    1,907
  Prepaids and other.............................    (2,904)     (370)   (7,993)
  Accounts payable...............................   (24,247)   24,345     3,158
  Accrued expenses...............................     6,447     7,414     3,163
                                                   --------  --------  --------
    Net cash used in operating activities........     5,767     1,670       372
                                                   --------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of property, plant and
   equipment.....................................       117        48        96
  Additions to property, plant and equipment.....    (5,208)   (5,138)   (5,446)
                                                   --------  --------  --------
    Net cash used in investing activities........    (5,091)   (5,090)   (5,350)
                                                   --------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  (Repayments) borrowings of revolving loans,
   net...........................................      (616)    3,687     4,576
  Repayments of capital leases...................    (1,003)   (1,317)      --
  (Repayments of) proceeds from term loan........       (90)    4,286       --
                                                   --------  --------  --------
    Net cash (used in) provided by financing
     activities..................................    (1,709)    6,656     4,576
                                                   --------  --------  --------
NET (DECREASE) INCREASE IN CASH..................    (1,033)    3,236      (402)
Cash, beginning of year..........................     6,982     3,746     4,148
                                                   --------  --------  --------
Cash, end of year................................  $  5,949  $  6,982  $  3,746
                                                   ========  ========  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash interest paid...............................  $ 13,342  $ 19,811  $ 17,478
                                                   ========  ========  ========
Purchases of property, plant and equipment
 through issuance of capital lease obligation....  $    555  $ 10,229  $    --
                                                   ========  ========  ========

 The accompanying notes are an integral part of these consolidated statements.

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993 (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                  CAPITAL STOCK
                                  -------------
                                                                       TOTAL
                                                                   STOCKHOLDER'S
                                                PAID-IN RETAINED      EQUITY
                                  SHARES AMOUNT CAPITAL (DEFICIT)    (DEFICIT)
                                  ------ ------ ------- ---------  -------------
Balance at December 31, 1992..... 1,000  $ --   $42,557 $ (41,452)   $  1,105
Net loss.........................   --     --       --    (14,344)    (14,344)
                                  -----  -----  ------- ---------    --------
Balance at December 31, 1993..... 1,000    --    42,557   (55,796)    (13,239)
Net loss.........................   --     --       --    (15,900)    (15,900)
                                  -----  -----  ------- ---------    --------
Balance at December 31, 1994..... 1,000    --    42,557   (71,696)    (29,139)
Net loss.........................   --     --       --    (32,194)    (32,194)
                                  -----  -----  ------- ---------    --------
Balance at December 31, 1995..... 1,000  $ --   $42,557 $(103,890)   $(61,133)
                                  =====  =====  ======= =========    ========




 The accompanying notes are an integral part of these consolidated statements.

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            AS OF DECEMBER 31, 1995

(1) NATURE OF BUSINESS AND PRESENTATION OF FINANCIAL INFORMATION

 General

  Seven-Up/RC Bottling Company of Southern California, Inc., a Delaware corporation ("Southern California"), is a among the largest beverage distributions in the United States, selling over two billion equivalent eight-ounce servings in 1995, and is the largest bottler of Seven-Up in the United States. Southern California manufactures and distributes a broad range of beverage products in Southern California, Central California, portions of Nevada and New Mexico, and, through its wholly-owned subsidiary Seven-Up/RC Bottling Company of Puerto Rico, Inc. ("Puerto Rico"), Puerto Rico and the Virgin Islands (Southern California and Puerto Rico are collectively referred to as "the Company"). The Company has the exclusive right within its territories to manufacture and/or distribute Seven-Up (lemon-lime), Royal Crown (cola), A&W (root beer and cream soda), Sunkist (orange and citrus), Hawaiian Punch (tropical punch), Schweppes (tonics and mixtures), Evian (imported drinking water), Perrier (imported mineral water), Welch's (grape, strawberry and pineapple), Country Time (lemonade), Yoo-Hoo (chocolate drink) and Snapple (teas and flavors) in the Puerto Rico and New Mexico franchise territories. The Company's consolidated net sales in 1995 were $396,725,000, of which Puerto Rico contributed approximately 21%.

  The Company's business strategy is to manufacture and distribute a franchised portfolio of leading trademarked beverages in each beverage flavor category and to create additional sources of revenue through warehouse distribution and contract manufacturing. In accordance with this strategy, the primary focus of Southern California's Avalon Food and Beverage division ("Avalon") is warehouse distribution: providing a wide array of beverage products primarily to large retail grocers who pick up the products from Southern California's warehouse facilities and distribute these products through their internal distribution systems. Southern California's Liquitrend division ("Liquitrend") engages in contract manufacturing, which utilizes the Company's excess production capacity by manufacturing carbonated soft drink products for a variety of small, independent franchisors and retailers selling private label products. As part of Southern California's restructuring effort, the Avalon division will be discontinued and the Liquitrend division will be significantly downsized.

 Basis of Presentation

  Southern California is a wholly-owned subsidiary of Beverage Group Acquisition Corporation ("BGAC"); BGAC has no independent operations and no liabilities, and its only asset is its investment in the Southern California's common stock. BGAC is wholly-owned by WB Bottling Corporation, a privately-held Delaware corporation ("WB Bottling"). The Company is not a guarantor of any obligations of WB Bottling nor are any of its assets pledged as security for such obligations. The Company is not obligated to pay, nor does it anticipate paying in 1996, dividends to WB Bottling.

 Default on Senior Secured Notes

  The Company has incurred consolidated net losses of $32.2 million, $15.9 million and $14.3 million in its three most recent fiscal years and has a stockholder's deficit of $61.3 million at December 31, 1995. Due to Southern California's net losses in the first half of 1995, certain financial covenants under its revolving credit facility were not met. Subsequently, Southern California received a waiver of this event of default; the waiver contained certain requirements, one of which prohibited Southern California from making the interest payment due in August, 1995 on its $140 million Senior Secured Notes (the Senior Secured Notes). The non-payment of the Senior Secured Notes' interest caused a default under the terms of the related Indenture. As discussed in Note 5, Southern California and the lender entered into an agreement which extends through April 30, 1996,

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

                            AS OF DECEMBER 31, 1995

whereby the lender agreed to not exercise its remedies in regards to the financial covenant defaults provided that no other defaults occur.

  Southern California has announced that it had reached an agreement in principle, subject to certain conditions, on the terms of a restructuring of the Senior Secured Notes with an unofficial committee of holders of the Senior Secured Notes. The principal terms of the restructuring proposal provide that the stock of Puerto Rico would be sold and that the holders of the Senior Secured Notes would receive 98% of Southern California's equity (subject to dilution to the extent certain warrants and options to be granted by Southern California as part of the restructuring are exercised) and certain net cash proceeds from the sale of the stock of Puerto Rico for their notes. Southern California would retain approximately $10 million of the net proceeds from the sale of the stock of Puerto Rico to pay down a portion of Southern California's revolving credit facility, with the balance of the net proceeds (after payment of, among other things, closing and restructuring costs) being paid to the holders of the Senior Secured Notes. Southern California's trade suppliers would be paid in full pursuant to the restructuring proposal. Southern California, in conjunction with the professional advisors to the Bondholders' Committee, is currently working on the implementation of the restructuring proposal announced in the fourth quarter of 1995. In that regard, Southern California is considering the means of implementing the restructuring proposal, including the possible commencement of a Chapter 11 case and the filing of a pre-negotiated plan of reorganization.

  Southern California expects that its operations will continue in the normal course prior to, during and after the above mentioned planned transactions.

  No assurances can be given that the restructuring proposal can be successfully implemented by Southern California.

  Southern California has received offers for the stock of Puerto Rico that exceed the net book value of Puerto Rico.

  The accompanying consolidated financial statements present Southern California's long-term debt as due currently, as a result of the defaults under the indenture governing the Senior Secured Notes and the revolving credit facility. No other adjustments have been made to the accompanying consolidated financial statements to reflect the outcome of the Southern California's financial uncertainty.

 Restructuring Charge

  In order to reduce overhead costs, Southern California decided to discontinue the operations of its Avalon division, which distributed lower-volume beverage products, and to downsize the hot-fill operations of its Liquitrend division, which primarily bottled products for companies who did not distribute their products throughout Southern California's distribution system. As a result, Southern California terminated 205 employees in September, 1995; a reserve of $906,000 was set up for severance pay, of which $850,000 was paid out by December 31, 1995. Also, Southern California determined that certain leased facilities and equipment were no longer needed and a reserve of $1,660,000 was established to reflect the projected cost of terminating these leases, of which $324,000 was paid out by December 31, 1995. These reserves are included in the restructuring charge in the accompanying 1995 consolidated statement of operations.

  Southern California incurred costs of $2,449,000 in 1995 in relation to the negotiation of the potential restructuring of Southern California's obligations under the Senior Secured Notes and the revolving credit facility; these costs are included in the restructuring charge in the accompanying 1995 consolidated statement of operations.

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

                            AS OF DECEMBER 31, 1995

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The financial statements of the Company reflect the consolidated financial statements of Seven-Up/RC Bottling Company of Southern California, Inc. and its wholly-owned subsidiary, Seven-Up/RC Bottling Company of Puerto Rico, Inc.

 Use of Estimates in Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

 Cash

  Included in accounts payable are $9,459,000 and $7,966,000 of checks outstanding in excess of cash balances at December 31, 1995 and 1994, respectively.

  For purposes of the statement of cash flows, cash and cash equivalents are defined as cash deposits with original maturities of less than 90 days.

 Trade Receivables, Net

  Trade receivables, net, include allowances for doubtful accounts of $1,814,000 and $1,428,000 at December 31, 1995 and 1994, respectively.

 Other Receivables

  Other receivables consist principally of amounts due from franchisors under the terms of marketing and/or purchasing contracts.

 Inventories

  Inventories are recorded at cost, determined on the first-in, first-out method. Elements of cost include direct materials, direct labor and bottling overhead.

 Investment in Joint Venture

  The Company has a 50% ownership interest in Porta Pack, a joint venture in Puerto Rico. Porta Pack packages non-carbonated juices using a process known as "aseptic packaging." The Company accounts for this investment using the equity method.

 Property, Plant and Equipment, Net

  Property, plant and equipment is stated at cost. Depreciation is provided for under the straight-line method using the following lives:

     Building and improvements.....................................   31.5 years
     Machinery and equipment....................................... 7 to 8 years
     Equipment held under capital leases........................... 6 to 7 years

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

                            AS OF DECEMBER 31, 1995

  Expenditures for additions and improvements are capitalized, and costs for repairs and maintenance are charged to operations as incurred. The cost and accumulated depreciation of property, plant and equipment retired or otherwise disposed of are eliminated and any resulting gain or loss recognized at the time of disposal.

 Other Assets

  Intangible assets include the appraised value of specific intangible assets acquired, including advertising libraries, beverage franchises and trademarks. The intangible assets are amortized over their useful lives, which range from 2 to 40 years. The Company continually evaluates whether events or circumstances have occurred that indicate the remaining estimated useful life of intangible assets may warrant revisions or that the remaining balances of intangible assets may not be recoverable. When factors indicate that intangible assets should be evaluated for possible impairment, the Company uses an estimate of the related business segment's undiscounted net income over the remaining life of the intangible assets in measuring whether the intangible assets are recoverable. The net balance recorded at December 31, 1995 and 1994, includes accumulated amortization of $14,820,000 and $17,205,000, respectively.

  The Company incurred debt issuance costs in connection with the arrangement of various long-term debt facilities. These costs are amortized over the individual lives of the various debt facilities using the effective interest method. The net balance at December 31, 1995 and 1994, includes accumulated amortization of $3,493,000 and $2,322,000, respectively.

  The Company recorded an extraordinary loss of $826,000 for the year ended December 31, 1993, due to the accrual of $562,000 for a prepayment premium associated with the repayment of a prior revolving loan agreements and the write-off of $264,000 of related debt issuance costs.

 Accrued Expenses

  Accrued expenses as of December 31, 1995 and 1994 include accrued interest of $15,060,000 and $7,003,000, respectively.

 Income Taxes

  The Company accounted for income taxes using the method prescribed by Statement of Financial Accounting Standard No. 109 (SFAS 109). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred income tax assets is adjusted by a valuation reserve, if necessary, so that the net tax assets are recognized only to the extent they are expected to be realized. The adoption of SFAS 109 had no effect on the Company's financial position.

RECENT ACCOUNTING PRONOUNCEMENTS

  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets" (SFAS 121). The Company will be required to adopt SFAS 121 in the first quarter of 1996. The Company does not expect that the adoption of SFAS 121 will be material to its financial position or its results of operation in 1996, assuming that the proposed restructuring is completed.

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

                            AS OF DECEMBER 31, 1995


(3) INVENTORIES

  Inventories at December 31, 1995 and 1994, consisted of the following (in thousands):

                                                                  1995    1994
                                                                 ------- -------
   Raw materials................................................ $ 6,198 $18,628
   Finished goods...............................................  18,749  25,790
                                                                 ------- -------
                                                                 $24,947 $44,418
                                                                 ======= =======

(4) PROPERTY, PLANT AND EQUIPMENT, NET

  Property, plant and equipment, net, at December 31, 1995 and 1994, consisted of the following (in thousands):

                                                               1995      1994
                                                             --------  --------
   Land..................................................... $ 22,477  $ 22,682
   Building and improvements................................   23,994    23,052
   Machinery and equipment..................................   71,911    70,225
   Equipment held under capital leases......................   12,816    10,229
   Construction in progress.................................      480       866
                                                             --------  --------
                                                              131,678   127,054
   Accumulated depreciation.................................  (49,246)  (38,786)
   Capital lease depreciation...............................   (2,487)     (880)
                                                             --------  --------
                                                             $ 79,945  $ 87,388
                                                             ========  ========

(5) LONG-TERM DEBT

  At December 31, 1995, the components of current portion of long-term debt were (in thousands):

     Revolving loans.................................................. $ 37,847
     Senior Secured Notes.............................................  140,000
     Term loans.......................................................    3,571
     Capital lease obligations........................................    8,536
                                                                       --------
       Total..........................................................  189,954
                                                                       ========

 Revolving Credit Facility

  Southern California's revolving credit facility consists of a $45.0 million revolving loan commitment; $29.2 million was outstanding at December 31, 1995. The Puerto Rico revolving loan consists of a $10.0 million revolving loan commitment; $8.6 million was outstanding at December 31, 1995. Interest on these revolving loans is charged monthly at the GE Commercial Paper rate (5.68 percent at December 31, 1995) plus 3.5 percent. The average interest rate on the revolving loans in 1995 was 9.34 percent. The Company is charged a commitment fee for the unused portion of the revolving loan commitments plus an annual administration fee and other facility fees. Borrowings under the revolving loan commitments are based on a percentage of certain eligible trade and franchisor receivables and inventory. The Company has a lockbox agreement where by all cash receipts are used to pay down the revolving loans.

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

                            AS OF DECEMBER 31, 1995


  Southern California, at the end of the second quarter and through the remainder of 1995, was in violation of certain of its revolving credit facility covenants, including tangible net worth, interest coverage and fixed-charge coverage. At the request of Southern California, the lender agreed to waive all defaults for the months of June and July 1995. Subsequently, a forbearance agreement was entered into whereby the lender agreed, for a period ending on April 30, 1996, to not exercise its remedies in regard to the financial covenant defaults, provided that no other defaults occur.

 Term Loan Agreement

  Southern California's secured amortizing term loan is collateralized by certain specified equipment. Scheduled principal payments and interest, which is calculated three months in arrears and computed at the same rate and basis as the Revolving Loan Agreement, are required each January, April, July and November, through January 31, 1998.

 Senior Secured Notes

  On August 11, 1992, Southern California issued the Senior Secured Notes. The net proceeds of approximately $133,500,000 were used to repay indebtedness of the Company.

  The Senior Secured Notes are senior obligations of Southern California and are secured by a lien on and security interest in all of the issued and outstanding capital stock of Southern California and 66.5% of the issued and outstanding capital stock of Puerto Rico. The Senior Secured Notes are unconditionally guaranteed by BGAC. Interest on the notes is payable semi-annually, on February 1 and August 1. The fair value of the Company's Senior Secured Notes at December 31, 1995 was approximately $84,000,000 based on quoted market prices.

  On August 1, 1995, Southern California suspended payments of interest on its Senior Secured Notes pending negotiations of a financial restructuring. The indenture governing the Senior Secured Notes gives the indenture trustee, among other remedies and if certain requirements are met, the holders of the Senior Secured Notes, the right to accelerate and demand payment of the outstanding principal amount of the Senior Secured Notes. Because of the right to accelerate, the aggregate amount of the outstanding Senior Secured Notes, term loans and capital leases which are cross collateralized, are reflected as current liabilities in the accompanying consolidated balance sheet at December 31, 1995.

 Capital Lease Obligations

  Southern California intends to terminate $3,690,000 of its capital lease obligations in 1996 since the equipment held under these agreements is used in the hot-fill production process, which will not be continued. Southern California will be required to return the related equipment to the lessors and has recorded a reserve for the estimated lease termination payments.

  Puerto Rico has several capital lease obligations that are secured by certain specified vehicles and office equipment and are payable through 1999 in monthly installments of approximately $23,000, including interest.

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

                            AS OF DECEMBER 31, 1995

(6) EMPLOYEE BENEFIT PLANS

  The Company sponsors two defined contribution plans for all employees other than union members, unless specifically negotiated. The Target Benefit Plan was created effective September 1, 1990, and allows participants to make contributions of 2% of their eligible compensation, as defined. The Company's annual contribution is determined by an actuary based upon assumptions of the participant's highest five year average pay, their years of eligible service with the Company, and their vesting status as of their termination date. The 401(k) Plan entitles all employees other than union members, unless specifically negotiated, to participate. The Company matches one-quarter of each participant's contribution up to 6% of the participant's eligible compensation. In September of 1995, the Company suspended its contribution relate to the Target Benefit Plan and the 401(k) Plan. The following table summarizes the 1995 estimated contributions, and 1994 and 1993 actual contributions for each plan for the applicable periods (in thousands):

                                                      TARGET BENEFIT 401(K) PLAN
                                                      -------------- -----------
   Year ended December 31, 1995......................      $306         $160
   1994..............................................      $380         $210
   1993..............................................      $345         $212

  Under labor contracts between the Company and certain of its employee unions, the Company contributes to multi-employer union benefit plans which are administered by the applicable unions. The Company has no liability to these plans in excess of the contractually agreed to contribution, which is usually equal to a set charge per hour of eligible service by the union members to the Company. The Company contributed the following amounts to unions on behalf of its employees during the applicable periods (in thousands):

   Year ended December 31, 1995......................................... $  972
   1994................................................................. $1,017
   1993................................................................. $  989

 Puerto Rico Pension Plan

  The Company sponsors the Seven-Up/RC Bottling Company of Puerto Rico, Inc. Pension Plan (the "Puerto Rico Plan"), a contributory defined benefit pension plan for union employees of Puerto Rico. Employees are eligible to participate in the Puerto Rico Plan the first year of the Plan year following the date of employment. Participating employees are required to contribute 3% of their compensation in excess of $9,000 in a given calendar year. The following table indicates the actual net pension expense components for the years ended December 31, 1995 and 1994, respectively (in thousands):

                                                                   1995   1994
                                                                   -----  -----
   Service cost component......................................... $  48  $  85
   Interest cost component........................................   248    268
   Expected return on plan assets.................................  (184)    82
   Net amortization and deferral..................................    34   (226)
                                                                   -----  -----
     Net pension expense.......................................... $ 146  $ 209
                                                                   =====  =====

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

                            AS OF DECEMBER 31, 1995

  The assumptions used to develop the components of the above amounts were as follows:

                                                                     1995  1994
                                                                     ----  ----
   Discount rate.................................................... 7.50% 8.50%
   Rate of increase in compensation levels.......................... 4.00% 4.00%
   Expected long-term rate of return on plan assets................. 9.00% 9.00%

  The funded status of the Puerto Rico Plan as of January 1, 1995 and 1994 was as follows (in thousands):

                                                                1995     1994
                                                               -------  -------
   Accumulated benefit obligation............................  $ 2,952  $ 2,504
     Vested..................................................      133        5
                                                               -------  -------
     Non-vested..............................................  $ 3,085  $ 2,509
                                                               =======  =======
   Present value of projected benefit obligation.............  $(3,739) $(2,830)
   Fair value of plan assets.................................    2,472    2,012
                                                               -------  -------
   Present value of projected benefit obligation in excess of
    plan assets..............................................   (1,267)    (818)
   Remaining unrecognized net obligation.....................      271      305
   Unrecognized net gain.....................................      439       74
                                                               -------  -------
   Accrued pension costs.....................................  $  (557) $  (439)
                                                               =======  =======

  The Company contributed approximately $25,000 to the Puerto Rico Plan during 1995 and $23,000 during 1994.

(7) OPERATING LEASES

  The Company leases certain office and warehouse facilities, machinery, vehicles and computer equipment under various renewable long-term leases expiring from 1996 to 1999. Rental expense under operating lease agreements was approximately $4,481,000, $3,415,000 and $3,550,000 for the years ended December 31, 1995, 1994 and 1993, respectively. Following are the future minimum lease payments under operating leases that have initial or remaining noncancellable lease terms in excess of one year from December 31, 1995 (in thousands):

   Year ended December 31, 1996........................................ $ 2,368
   1997................................................................   2,433
   1998................................................................   2,431
   1999................................................................   2,480
   2000................................................................   2,516
   Thereafter..........................................................     --
                                                                        -------
                                                                        $12,228
                                                                        =======

 Litigation

  The Company is involved in various lawsuits and claims incidental to its business. Management believes that any potential liabilities arising from these matters will not have a material effect on its financial position or future results of operations.

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

                            AS OF DECEMBER 31, 1995

(8) INCOME TAXES

  The Company is included in the consolidated Federal and state income tax returns of WB Bottling. Effective September 1, 1990, the Company and WB Bottling entered into a tax sharing agreement, whereby the Company calculates its tax provision on a separate entity basis. In the future, the Company will be required to make cash payments if WB Bottling is required to pay income taxes.

  The differences between the total income tax expense (benefit) and the income tax expense (benefit) computed using the Federal income tax rate were as follows (in thousands):

                                                      1995     1994     1993
                                                    --------  -------  -------
   U.S. Federal income tax provision (benefit) at
    statutory rate on income (loss) from
    operations..................................... $(11,072) $(3,765) $(3,298)
   Foreign income tax provision....................      --       185      --
   Losses for which no benefit is recognizable.....   11,072    3,765    3,298
                                                    --------  -------  -------
   Provision (benefit) for income taxes............ $    --   $   185  $   --
                                                    ========  =======  =======

  The temporary differences and tax attribute carryforwards which gave rise to deferred tax assets and (liabilities) at December 31, 1995 and 1994 are as follows (in thousands):

                                                       DECEMBER 31, DECEMBER 31,
                                                           1995         1994
                                                       ------------ ------------
   Current deferred tax assets and (liabilities):
     Difference in inventory basis...................    $    880     $  1,778
     Deferred compensation, pension and other
      arrangements...................................         169          526
     Accrued vacation and sick pay...................         814          820
     Accrued expenses................................         811          338
     Reserve for Workers' Compensation...............       1,729        1,110
     Coupon reserve..................................         221        1,029
     Capital lease expense...........................        (829)
     Restructuring charges...........................         548
     Other...........................................         579          263
                                                         --------     --------
                                                         $  4,922     $  5,864
   Less: Valuation allowance.........................      (4,922)      (5,864)
                                                         --------     --------
   Net current deferred tax assets and (liabilities).    $    --      $    --
   Non-current deferred tax assets and (liabilities):
     Net operating loss carryforward.................    $ 28,415     $ 15,185
     Accelerated depreciation and amortization.......        (410)       2,060
     Other...........................................        (212)        (171)
                                                         --------     --------
                                                         $ 27,793     $ 17,074
   Less: Valuation allowance.........................     (27,793)     (17,074)
   Net current deferred tax assets and (liabilities).    $    --      $    --
                                                         ========     ========

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

                            AS OF DECEMBER 31, 1995

  The components of income (loss) from operations before the provision for income taxes were as follows (in thousands):

                                                     1995      1994      1993
                                                   --------  --------  --------
   Domestic....................................... $(32,566) $(15,975) $(12,472)
   Foreign........................................      372       260    (1,872)
                                                   --------  --------  --------
     Total........................................ $(32,194) $(15,715) $(14,344)
                                                   ========  ========  ========

  The Company has net operating loss carryforwards as of December 31, 1995 in the following jurisdictions (in thousands):

   JURISDICTION                                      AMOUNT PERIOD OF EXPIRATION
   ------------                                      ------ --------------------
   U.S. Federal..................................... 77,840     2005 to 2010
   Puerto Rico...................................... 13,200     1997 to 2002
   State............................................ 31,765     1997 to 2000

  The Internal Revenue Code of 1986 contains provisions which may limit the net operating loss carryforwards available to be used in any given year in the event of certain events including significant changes in ownership interests.

(9) SEGMENT DATA

  The Company operates in the beverage production and distribution business in two separate geographic segments. Information about the Company's operations in these two geographic segments is summarized below (in thousands):

                                                     1995      1994     1993
                                                   --------  -------- --------
   Net Sales for the years ended December 31:
     Southern California.......................... $314,469  $343,632 $316,560
     Puerto Rico..................................   82,256    70,208   54,502
                                                   --------  -------- --------
                                                   $396,725  $413,840 $371,062
                                                   ========  ======== ========
   Operating Profit for the years ended December
    31:
     Southern California.......................... $(14,339) $  1,290 $  3,915
     Puerto Rico..................................    4,992     4,526    2,087
                                                   --------  -------- --------
                                                   $ (9,347) $  5,816 $  6,002
                                                   ========  ======== ========
   Identifiable Assets as of December 31:
     Southern California.......................... $140,931  $194,545
     Puerto Rico..................................   51,202    49,289
                                                   --------  --------
                                                   $192,133  $243,834
                                                   ========  ========

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

                            AS OF DECEMBER 31, 1995

10. EVENTS SUBSEQUENT TO THE DATE OF AUDITOR'S REPORT (UNAUDITED)

  On May 13, 1996 Southern California and its immediate holding company parent, Beverage Group Acquisition Company ("BGAC"), filed voluntary petitions for reorganization relief under Chapter 11 of the bankruptcy code in the U.S. Bankruptcy Court for the District of Delaware. The bankruptcy court entered an order authorizing Southern California to make payments to its trade suppliers for pre-bankruptcy claims provided that such suppliers continued to provide goods to Southern California on the same credit terms as were in effect on the day before Southern California announced the suspension of interest payments on the Senior Secured Notes. Additionally, Southern California entered into a Debtor in Possession Loan Agreement (the "DIP" agreement) to obtain revolving credit advances and letter of credit obligations in the aggregate principal amount of $54 million during the pendence of the Chapter 11 case.

  On May 20, 1996, Southern California and BGAC filed the First Amended Joint Plan of Reorganization (the "Plan") and accompanying disclosure statement with the bankruptcy court. The bankruptcy court approved the disclosure statement on June 19, 1996.

  On July 1, 1996, the sale of the stock of Puerto Rico was consummated for approximately $74 million. A portion of the net proceeds from the sale, approximately $55 million, were distributed pursuant to the Plan to holders of the Senior Secured Notes.

  On August 2, 1996, the bankruptcy court confirmed the Plan. On August 15, 1996 the Plan was consummated and Southern California emerged from Chapter 11. Pursuant to the Plan, Southern California entered into a post-consummation revolving credit and letter of credit facility in the aggregate principal amount of $35 million in order to refinance obligations under the DIP agreement.

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                       REORGANIZED  PREDECESSOR
                                                         COMPANY      COMPANY
                                                      ------------- ------------
                                                      SEPTEMBER 30, DECEMBER 31,
                                                          1996          1995
                                                      ------------- ------------
                                                      (NOTES 2 & 3)
ASSETS
Current assets:
  Cash...............................................    $ 3,291     $   5,949
  Accounts receivable:
    Trade, net.......................................     24,609        42,261
    Other............................................      5,049         9,450
  Inventories:
    Finished goods...................................     15,486        18,749
    Raw materials....................................      6,244         6,198
  Prepaids...........................................      1,626         2,908
                                                         -------     ---------
      Total current assets...........................     56,305        85,515
                                                         -------     ---------
Investment in joint venture..........................        --          1,422
Property, plant and equipment, net...................     33,551        79,945
Other assets:
  Intangible and other assets........................      6,508        21,422
  Debt issuance costs................................         99         3,829
                                                         -------     ---------
      Total assets...................................    $96,463     $ 192,133
                                                         =======     =========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable...................................    $15,935     $  29,141
  Accrued expenses...................................     33,296        34,371
  Current portion of long-term debt..................        549       189,954
                                                         -------     ---------
      Total current liabilities......................     49,780       253,466
                                                         -------     ---------
Long-term debt:
  Revolving credit facilities........................     14,590           --
  Term loan..........................................        527           --
  Capital leases.....................................      2,580           --
                                                         -------     ---------
      Total long-term debt...........................     17,697           --
                                                         -------     ---------
Stockholders' equity (deficit):
  Capital stock $0.01 par value, 6,000,000 and
  1,000 shares authorized and 5,000,000 and
  1,000 issued and outstanding, respectively.........        --            --
  Additional paid-in capital.........................     30,000        42,557
  Retained deficit...................................     (1,014)     (103,890)
                                                         -------     ---------
      Total stockholders' equity (deficit)...........     28,986       (61,333)
                                                         -------     ---------
      Total liabilities and stockholders' equity.....    $96,463     $ 192,133
                                                         =======     =========

  The accompanying notes are an integral part of these condensed consolidated balance sheets.

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                REORGANIZED    PREDECESSOR
                                                  COMPANY        COMPANY
                                               ------------- -----------------
                                                              7/1-
                                                 8/16-9/30    8/15    7/1-9/30
                                                   1996       1996      1995
                                               ------------- -------  --------
                                               (NOTES 2 & 3)
Net sales.....................................    $33,518    $38,788  $106,035
Cost of goods sold............................     27,418     31,406    90,814
                                                  -------    -------  --------
  Gross profit................................      6,100      7,382    15,221
Administrative, marketing and general
 expenses.....................................      5,362      4,568    12,550
Depreciation and amortization.................      1,461      1,612     4,410
Restructure charges (Note 4)..................        --         --      2,646
                                                  -------    -------  --------
  Operating (loss) income.....................       (723)     1,202    (4,385)
Interest expense..............................        267      2,216     5,842
Other income, net.............................          4     31,817        35
                                                  -------    -------  --------
  (Loss) income before income taxes,
   reorganization expenses and extraordinary
   items......................................       (986)    30,803   (10,192)
Reorganization expenses (Note 2)..............        --      32,212       --
Provision for income taxes....................         28        300       --
                                                  -------    -------  --------
  Loss before extraordinary items.............     (1,014)    (1,709)  (10,192)
Extraordinary items (Notes 2 & 3).............        --      77,749       --
                                                  -------    -------  --------
  Net (loss) income...........................    $(1,014)   $76,040  $(10,192)
                                                  =======    =======  ========
Loss per common share:
  Net loss per common share...................    $ (0.20)       --        --
                                                  =======    =======  ========
  Weighted average common shares outstanding..      5,000        --        --
                                                  =======    =======  ========



  The accompanying notes are an integral part of these condensed consolidated financial statements.

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                               REORGANIZED     PREDECESSOR
                                                 COMPANY         COMPANY
                                              ------------- ------------------
                                                8/16-9/30   1/1-8/15  1/1-9/30
                                                  1996        1996      1995
                                              ------------- --------  --------
                                              (NOTES 2 & 3)
Net sales....................................    $33,518    $202,844  $306,473
Cost of goods sold...........................     27,418     164,320   260,698
                                                 -------    --------  --------
  Gross profit...............................      6,100      38,524    45,775
Administrative, marketing and general
 expenses....................................      5,362      28,011    36,111
Depreciation and amortization................      1,461      10,399    13,398
Restructure charges (Note 4).................        --          547     2,646
                                                 -------    --------  --------
  Operating loss.............................       (723)       (433)   (6,380)
Interest expense.............................        267      12,871    17,349
Other income, net (Note 2)...................          4      33,712       171
                                                 -------    --------  --------
  (Loss) income before income taxes,
   reorganization expenses and extraordinary
   items.....................................       (986)     20,408   (23,558)
Reorganization expenses (Note 2).............        --       35,369       --
Provision for income taxes...................         28         345       --
                                                 -------    --------  --------
  Loss before extraordinary items............     (1,014)    (15,306)  (23,558)
Extraordinary items (Notes 2 & 3)............        --       77,239       --
                                                 -------    --------  --------
  Net (loss) income..........................    $(1,014)   $ 61,933  $(23,558)
                                                 =======    ========  ========
Loss per common share:
  Net loss per common share..................    $ (0.20)        --        --
                                                 =======    ========  ========
  Weighted average common shares outstanding.      5,000         --        --
                                                 =======    ========  ========



  The accompanying notes are an integral part of these condensed consolidated financial statements.

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                REORGANIZED     PREDECESSOR
                                                  COMPANY         COMPANY
                                               ------------- ------------------
                                                 8/16-9/30   1/1-8/15  1/1-9/30
                                                   1996        1996      1995
                                               ------------- --------  --------
                                               (NOTES 2 & 3)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Loss before extraordinary item..............   $ (1,014)   $(15,306) $(23,558)
  Adjustments to reconcile net loss to net
   cash (used in) provided by operating
   activities:
   Depreciation and amortization..............      1,461      10,997    14,768
   Equity in earnings of joint venture........        --           (5)      (77)
   Gain on sales of fixed assets..............        --         (169)        6
   Non cash reorganization expenses...........        --       29,735       --
   Disposition of capital lease...............        --        1,192       --
   Provision for doubtful accounts............        100         783       565
   Gain on sale of Puerto Rico................        --      (31,715)      --
   Changes in assets and liabilities:
    Accounts receivable.......................      5,529      (1,671)   19,103
    Inventories...............................     (5,156)        227    10,247
    Prepaids and other........................       (948)      1,877    (5,019)
    Accounts payable..........................    (14,240)     11,505   (22,083)
    Accrued expenses..........................        887      10,924     2,754
                                                 --------    --------  --------
      Net cash (used in) provided by operating
       activities.............................    (13,381)     18,374    (3,294)
                                                 --------    --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of Puerto Rico...........        --       71,626       --
  Proceeds from sales of property, plant and
   equipment..................................        --          133        46
  Cash additions to property, plant and
   equipment..................................       (746)     (4,402)   (3,020)
                                                 --------    --------  --------
      Net cash (used in) provided by investing
       activities.............................       (746)     67,357    (2,974)
                                                 --------    --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from (repayment of) revolving
   loans......................................     14,590     (30,290)    4,136
  Payment to Senior Secured Note holders......        --      (55,000)      --
  (Repayment of) proceeds from term loan......        (11)     (2,852)      114
  Payment of debt issuance costs..............        --          (88)       (2)
  Repayment of capital lease..................        (37)       (638)     (602)
                                                 --------    --------  --------
      Net cash provided by (used in) financing
       activities.............................     14,542     (88,868)    3,646
                                                 --------    --------  --------
NET INCREASE (DECREASE) IN CASH...............        415      (3,137)   (2,622)
Cash, beginning of period.....................      2,876       6,013     6,982
                                                 --------    --------  --------
Cash, end of period...........................   $  3,291    $  2,876  $  4,360
                                                 ========    ========  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
  Cash interest paid..........................   $    257    $  1,957  $ 11,912
                                                 ========    ========  ========
  Purchase of property, plant and equipment
   through issuance of capital lease
   obligation.................................   $    --     $    --   $    555
                                                 ========    ========  ========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

                 UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF
                         STOCKHOLDERS' EQUITY (DEFICIT)

                             (AMOUNTS IN THOUSANDS)

                            CAPITAL STOCK ADDITIONAL                 TOTAL
                            -------------  PAID-IN   RETAINED    STOCKHOLDERS'
                            SHARES AMOUNT  CAPITAL    DEFICIT   EQUITY (DEFICIT)
                            ------ ------ ---------- ---------  ----------------
REORGANIZED (Notes 2 & 3)
August 16 to September 30,
 1996
  Balance, August 16,
   1996...................  5,000  $ --    $ 30,000  $     --      $  30,000
  Net loss for the period.    --     --         --      (1,014)       (1,014)
                            -----  -----   --------  ---------     ---------
    Balance, September 30,
     1996.................  5,000  $ --    $ 30,000  $  (1,014)    $  28,986
                            =====  =====   ========  =========     =========
PREDECESSOR
January 1 to August 15,
 1996
  Balance December 31,
   1995...................      1  $ --    $ 42,557  $(103,890)    $ (61,333)
  Reorganization..........     99    --     (41,957)    41,957           --
  New issue...............  4,900    --      29,400        --         29,400
  Net income for the
   period.................    --     --         --      61,933        61,933
                            -----  -----   --------  ---------     ---------
    Balance, August 15,
     1996.................  5,000  $ --    $ 30,000  $     --      $  30,000
                            =====  =====   ========  =========     =========
PREDECESSOR
January 1 to September 30,
 1995
  Balance, December 31,
   1994...................      1  $ --    $ 42,557  $ (71,696)    $ (29,139)
  Net loss for the period.    --     --         --     (23,558)      (23,558)
                            -----  -----   --------  ---------     ---------
    Balance, September 30,
     1995.................      1  $ --    $ 42,557  $ (95,254)    $ (52,697)
                            =====  =====   ========  =========     =========



  The accompanying notes are an integral part of these condensed consolidated financial statements.

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

(1) PRESENTATION OF FINANCIAL INFORMATION

  The accompanying condensed consolidated financial statements include the accounts of Seven-Up/RC Bottling Company of Southern California, Inc. ("Southern California") and Southern California's wholly-owned subsidiary, Seven-Up/RC Bottling Company of Puerto Rico, Inc. ("Puerto Rico"). Except as otherwise indicated, Southern California and Puerto Rico are referred to collectively as the "Company". On May 13, 1996, Southern California and its immediate holding company parent, Beverage Group Acquisition Corporation, filed voluntary petitions for reorganization relief under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. On August 15, 1996, the Plan was consummated and Southern California emerged as a reorganized company from Chapter 11. Due to the reorganization and implementation of fresh start reporting, the Condensed Consolidated Financial Statements for the new Reorganized Company (period starting August 16, 1996) are not comparable to that of Predecessor Company. Predecessor Company included Southern California and Puerto Rico through the date of disposition, June 30, 1996. Reorganized Company includes the operations of Southern California subsequent to the consummation date.

  During interim periods, the Company follows the accounting policies set forth in its Annual Report on Form 10-K filed with the Securities and Exchange Commission. Users of financial information produced for interim periods are encouraged to refer to the footnotes contained in the Annual Report on Form 10-K when reviewing interim financial results.

  In the opinion of management, the accompanying interim financial statements contain all material adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial condition, the results of operations, cash flows, and stockholders' equity of the Company for interim periods.

  Certain reclassifications have been made to the 1995 financial statements to conform to the 1996 presentation.

(2) BANKRUPTCY FILINGS

  As a result of severe liquidity problems, on July 31, 1995, Southern California suspended payments of interest on its $140,000,000, 11.5% Senior Secured Notes due 1999 (the "Senior Secured Notes"). At the end of the second quarter of 1995 through the first quarter of 1996, Southern California was in violation of certain of its revolving credit facility covenants, including tangible net-worth, interest coverage and fixed charge coverage. At the request of Southern California, the revolving credit lender executed forbearance agreements extending through May 15, 1996.

  On November 9, 1995, Southern California announced that it had reached an agreement in principle on the terms of a restructuring of the Senior Secured Notes with an unofficial committee (the "Committee") of holders of such notes. The agreement contemplated, among other things, (i) the exchange of the Senior Secured Notes for approximately 98% of the equity of Southern California, and
(ii) the sale of Puerto Rico and the payment to the holders of the Senior Secured Notes of the net proceeds from such sale.

  On May 13, 1996, Southern California and its immediate holding company parent, Beverage Group Acquisition Corporation ("BGAC"), filed voluntary petitions for reorganization relief under Chapter 11 of the Bankruptcy Code to implement the terms of the restructuring agreement with the Committee.

  On July 1, 1996, Southern California sold its wholly owned subsidiary, Puerto Rico, for approximately $74 million which resulted in a net gain of approximately $32 million. The proceeds from this sale were used to repay holders of the Senior Secured Notes and reduce Southern California's revolving credit facility.

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

                                  (UNAUDITED)

  On August 2, 1996 (the "Confirmation Date"), the U.S. Bankruptcy Court of the District of Delaware, confirmed the Company's First Amended Joint Plan of Reorganization (the "Reorganization"), and on August 16, 1996, the Company emerged from bankruptcy. Pursuant to the Reorganization, on such date certain indebtedness of the Company was canceled in exchange for cash and new equity interests. The Company distributed to holders of its Senior Secured Notes approximately $55 million in cash and equity securities consisting of 5.0 million shares of common stock.

  As a result of the bankruptcy filing and the resulting debtor-in-possession working capital facility, Southern California wrote off $510,000 of debt issuance costs related to its previous working capital facility. In addition, in the third quarter Southern California realized an extraordinary gain of $78 million relating to the discharge of the Senior Secured Notes and related accrued interest in accordance with the Reorganization.

  Upon emerging from bankruptcy, the Company's $54 million Debtor-In-Possession Revolving Credit Facility was canceled and replaced by a $35 million facility.

  In accordance with the American Institute of Certified Public Accountants' Statement of Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code," ("SOP 90-7") expenses resulting from the Reorganization should be reported separately as reorganization items in the Condensed Consolidated Statements of Operations, and are summarized below:

                                                 JULY 1, 1996   JANUARY 1, 1996
                                                      TO              TO
                                                AUGUST 15, 1996 AUGUST 15, 1996
                                                --------------- ---------------
   Adjustment of assets to fair market value...    $ 29,735        $ 29,735
   Financial restructuring costs...............      2 ,477           5,634
                                                   --------        --------
     Total.....................................    $ 32,212        $ 35,369
                                                   ========        ========

(3) FRESH START ACCOUNTING

  As of August 15, 1996, the Company adopted Fresh Start Reporting in accordance with SOP 90-7. Fresh Start Reporting resulted in material changes to the Condensed Consolidated Balance Sheet, including valuation of real, intangible and other assets and the valuation of equity based on the appraised reorganization value of the ongoing business.

  The reorganization value of $30 million (the approximate fair value) was established based upon analysis by an independent valuation firm and considered many factors and various valuation methods, including discounted cash flows, selected comparable company multiples, selected acquisition transaction multiples and other applicable ratios and valuation techniques believed by management and its financial advisors to be representative of the Company's business and industry.

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

                                  (UNAUDITED)

  The Reorganization and adoption of Fresh Start Reporting resulted in the following adjustments to the Company's Condensed Consolidated Balance Sheet for the period ending August 15, 1996 (dollar amounts in thousands).

                         PREDECESSOR                                  REORGANIZED
                           COMPANY                                      COMPANY
                         -----------                                  -----------
                             AT        REORGANIZATION AND                 AT
                         AUGUST 15,  FRESH START ADJUSTMENTS          AUGUST 15,
                         ----------- ------------------------------   -----------
                            1996        DEBIT            CREDIT          1996
                         ----------- -----------       ------------   -----------
ASSETS
Total current assets....  $119,733   $       --        $    63,836(f)   $55,897
Property, plant and
 equipment, net.........    55,918           --             22,030(a)    33,888
Other assets:
  Intangible and other
   assets...............    14,038           --              6,414(b)     7,624
  Debt issuance costs...     2,695           --              2,607(c)        88
                          --------   -----------       -----------      -------
    Total assets........  $192,384   $       --        $    94,887      $97,497
                          ========   ===========       ===========      =======
LIABILITIES AND
 STOCKHOLDERS' EQUITY
 (DEFICIT)
Current liabilities:
  Accounts payable......  $ 30,176   $       --        $       --       $30,176
  Accrued expenses......    57,087        23,465(d)            --        33,622
  Current portion of
   long-term debt.......       544           --                --           544
                          --------   -----------       -----------      -------
    Total current
     liabilities........    87,807        23,465               --        64,342
                          --------   -----------       -----------      -------
Long-term debt..........   151,991       148,836(e)(f)         --         3,155
                          --------   -----------       -----------      -------
Stockholders' equity
 (deficit):
  Additional paid-in
   capital..............    42,557        41,957(g)         29,400(g)    30,000
  Retained deficit......   (89,971)          --             77,749(h)       --
                                                            12,222(i)
                          --------   -----------       -----------      -------
    Total (deficit)
     equity.............   (47,414)       41,957           119,371       30,000
                          --------   -----------       -----------      -------
    Total liabilities
     and stockholders'
     equity.............  $192,384   $   214,258       $   119,371      $97,497
                          ========   ===========       ===========      =======

  Explanations of adjustment columns of the balance sheet are as follows:

(a) To adjust property and equipment to estimated current market value. The market value of property and equipment has been determined by independent third party appraisal.

(b) To primarily reflect the write-off of intangibles and adjust other assets to current market value.

(c) To write-off remaining debt issuance costs for the Senior Secured Notes.

(d) To primarily reflect the cancellation of accrued interest related to the Senior Secured Notes.

(e) To reflect the cancellation of the Senior Secured Notes.

(f) To reflect the paydown of the debtor-in-possession revolving credit facility.

(g) To reflect the issuance of 5,000,000 shares of new common stock (par value $0.01).

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

                                  (UNAUDITED)

(h) To reflect the extraordinary gain resulting from the discharge of indebtedness. This extraordinary gain is calculated below:

   Historical carrying value of old debt securities................... $140,000
   Historical carrying value of related accrued interest..............   24,756
   Unamortized old deferred financing costs...........................   (2,607)
   Market Value of consideration exchanged for old debt:
     Plan securities (face value $29,400).............................  (29,400)
     Senior securities principal payment..............................  (55,000)
                                                                       --------
       Extraordinary gain............................................. $ 77,749
                                                                       ========

(i) To reflect the elimination of stockholders' equity of the Predecessor
    Company.

  The following Unaudited Pro Forma Condensed Financial Information for the nine months ended September 30, 1996 and 1995, have been prepared giving effect to the sale of Puerto Rico and the consummation of the Reorganization including adjustments to interest, depreciation expense and asset amortization. The Pro Forma financial information was prepared as if the adjustments had occurred on January 1, 1996 and 1995, respectively. This information does not purport to be indicative of the results which would have been obtained had such transaction in fact been completed as of the date hereof and for the periods presented or that may be obtained in the future.

  Unaudited Pro Forma Financial Information (dollar amounts in thousands):

                                                    PRO FORMA NINE MONTHS ENDED
                                                    ---------------------------
                                                    SEPTEMBER 30, SEPTEMBER 30,
                                                        1996          1995
                                                    ------------- -------------
     Total revenue.................................   $198,427      $247,119
     Operating costs and expenses..................    197,323       251,903
                                                      --------      --------
     Income (loss) before interest, other income,
      reorganization expenses and income taxes.....      1,104        (4,784)
     Interest, other income, income taxes and
      reorganization expenses......................      1,001        (4,210)
                                                      --------      --------
     Net income (loss).............................   $    103      $ (8,994)
                                                      ========      ========

(4) RESTRUCTURING CHARGES

  During the second quarter of 1996, the Company recorded approximately $547,000 of restructuring charges related to the termination of a capital lease. Annual lease payments related to the terminated lease were $1,328,000 in 1996, and $759,000 in 1997.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OF-FER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    2
Risk Factors..............................................................    6
Use of Proceeds...........................................................    9
Dividend Policy...........................................................    9
Selected Consolidated Financial Data......................................   10
Unaudited Pro Forma Financial Data........................................   12
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   17
Business..................................................................   22
Management................................................................   30
Principal and Selling Stockholders........................................   32
Description of Capital Stock..............................................   33
Plan of Distribution......................................................   34
Legal Matters.............................................................   34
Experts...................................................................   34
Additional Information....................................................   35
Index to Financial Statements.............................................  F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               1,904,805 SHARES

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                                       , 1996

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                     INDEX TO FINANCIAL STATEMENT SCHEDULES

                                                                            PAGE
                                                                            ----
Report of Independent Public Accountants................................... S-2

Schedule II--Valuation and Qualifying Accounts............................. S-3

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholder of Seven-Up/RC Bottling Company of Southern California, Inc.:


     We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of Seven-Up/RC Bottling Company of Southern California, Inc. and its subsidiary included in this Form 10-K, and have issued our report thereon dated March 20, 1996. Our report on the consolidated financial statements includes an explanatory paragraph with respect to the Company's ability to continue as a going concern as discussed in Note 1 of the financial statements. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index on page S-1 is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          Arthur Andersen LLP

Los Angeles, California
March 20, 1996

           SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                     BALANCE AT                       BALANCE AT
                                                    BEGINNING OF                        END OF
                                                       PERIOD    ADDITIONS DEDUCTIONS   PERIOD
                                                    ------------ --------- ---------- ----------
Allowance for doubtful accounts for the year ended
 December 31, 1995................................     $1,428     $  715     $(329)     $1,814
                                                       ======     ======     =====      ======
Allwance for doubtful accounts for the year ended
 December 31, 1994................................     $1,192     $1,025     $(789)     $1,428
                                                       ======     ======     =====      ======
Allowance for doubtful accounts for the year ended
 December 31, 1993................................     $1,281     $   25     $(114)     $1,192
                                                       ======     ======     =====      ======

                PART II--INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following is a statement of estimated expenses of the issuance and distribution of the securities being registered other than underwriting compensation:

   SEC registration fee............................................... $  6,312
   Printing and engraving expenses....................................   50,000
   Accounting fees and expenses.......................................   75,000
   Legal fees and expenses............................................  100,000
   Miscellaneous expenses.............................................   43,688
                                                                       --------
     Total............................................................ $275,000
                                                                       ========

  All amounts are estimated except for the SEC registration fee.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware ("Section 145") provides that a Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

  The Company's Certificate of Incorporation provides for the indemnification of directors and officers of the Company to the fullest extent permitted by
Section 145.

  In that regard, the Certificate of Incorporation provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of such corporation, or is or was serving at the request of such corporation as a director, officer or member of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification in connection with an action or suit by or in the right of such corporation to procure a judgment in its favor is limited to payment of settlement of such an action or suit except that no such indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the indemnifying corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in consideration of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  In connection with the consummation of the Plan of Reorganization on August 15, 1996, the Company issued 5,000,000 shares of Common Stock to certain creditors and equityholders of the Company. Pursuant to an exemption from registration under Section 1145 of the Bankruptcy Code of 1986, as amended. See the Plan of Reorganization filed as an exhibit to this registration statement.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits:

     NUMBER                             DESCRIPTION
     ------                             -----------
       2.1  First Amended Joint Plan of Reorganization of the Company and
            Beverage Group Acquisition Corporation, dated as of June 19, 1996
       3.1  Amended and Restated Certificate of Incorporation of the Company
       3.2  By-Laws of the Company
       5.1  Opinion of Kirkland & Ellis
      10.1  Stock Purchase and Sale Agreement among Seven-Up Acquisition
            Corporation, the Company and Seven-Up/RC Bottling Company of Puerto
            Rico, Inc., dated as of May 3, 1996*
      10.2  Amended and Restated Management Agreement dated as of May 8, 1996 among the Company and Bart S. Brodkin.*
      10.3  Registration Rights Agreement, dated as of August 15, 1996, among the Company and certain of its Stockholders.
      10.4  Credit Agreement, dated as of August 2, 1996 among the Company,
            General Electric Capital Corporation, and certain other lenders party thereto.
      23.1  Consent of Arthur Andersen LLP
      23.2  Consent of Kirkland & Ellis (included in opinion filed as Exhibit
            5.1)
      24.1  Powers of attorney (included in signature page included in this part II)
      27.1  Financial Data Schedule

--------
* Incorporated by reference to the Company's Form 10-Q for the period ended June 30, 1996.

  (b) Financial Statement Schedules:

    II

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF VERNON, STATE OF CALIFORNIA ON NOVEMBER 22, 1996.

                                          Seven-Up/RC Bottling Company of
                                           Southern California, Inc.

                                                    /s/ Bart S. Brodkin
                                          By: _________________________________
                                            Name:Bart S. Brodkin
                                            Title: President, Chief Executive
                                                   Officer and Director

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bart S. Bodkin and Rick Ferguson and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (including his capacity as a director and/or officer of Seven-Up/RC Bottling Company of Southern California, Inc.), to sign any or all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT AND POWER OF ATTORNEY HAVE BEEN SIGNED ON NOVEMBER 22, 1996, BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED WITH RESPECT TO SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.:

              SIGNATURE                           CAPACITY

         /s/ Bart S. Brodkin           President, Chief Executive
-------------------------------------   Officer, and Director
           BART S. BRODKIN              (Principal Executive Officer)

        /s/ Richard Ferguson           Executive Vice President and
-------------------------------------   Chief Financial Officer
          RICHARD FERGUSON              (Principal Financial and
                                        Accounting Officer)

         /s/ Jack R. Attwood           Director
-------------------------------------
           JACK R. ATTWOOD

       /s/ William C. Langley          Director
-------------------------------------
         WILLIAM C. LANGLEY

       /s/ Monroe L. Lowenkron         Director
-------------------------------------
         MONROE L. LOWENKRON

      /s/ Daniel D. Villanueva         Director
-------------------------------------
        DANIEL D. VILLANUEVA

                                 EXHIBIT INDEX

 NUMBER                               DESCRIPTION
 ------                               -----------
   2.1  First Amended Joint Plan of Reorganization of the Company and Beverage
        Group Acquisition Corporation, dated as of June 19, 1996
   3.1  Amended and Restated Certificate of Incorporation of the Company
   3.2  By-Laws of the Company
   5.1  Opinion of Kirkland & Ellis
  10.1  Stock Purchase and Sale Agreement among Seven-Up Acquisition
        Corporation, the Company and Seven-Up/RC Bottling Company of Puerto
        Rico, Inc., dated as of May 3, 1996*
  10.2  Amended and Restated Management Agreement dated as of May 8, 1996 among the Company and Bart S. Brodkin.*
  10.3  Registration Rights Agreement, dated as of August 15, 1996, among the
        Company and certain of its Stockholders.
  10.4  Credit Agreement, dated as of August 2, 1996 among the Company, General
        Electric Capital Corporation, and certain other lenders party thereto.
  23.1  Consent of Arthur Andersen LLP
  23.2  Consent of Kirkland & Ellis (included in opinion filed as Exhibit 5.1)
  24.1  Powers of attorney (included in signature page included in this part
        II)
  27.1  Financial Data Schedule

--------
* Incorporated by reference to the Company's Form 10-Q for the period ended June 30, 1996.